FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: April 17, 2007	/s/ Donat Madilo Donat Madilo Treasurer

CONSENT OF QUALIFIED PERSON

TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

RE:	Annual information form of Banro Corporation dated March 30, 2007 (the "AIF")

AND RE:	Technical report dated March 30, 2007 entitled "Third NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo" (the "Technical Report")

I, Michael B. Skead, hereby consent to:

1.	the public filing of the Technical Report;

2.	the incorporation by reference of the Technical Report into the AIF; and

3.	the inclusion of any extracts or information from, or a summary of, the Technical Report in the AIF.

I also confirm that I have read the AIF and that the AIF fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the AIF.

DATED the 30th day of March, 2007.

(signed) "Michael B. Skead"

Michael B. Skead

Vice President, Exploration

Banro Corporation

THIRD NI 43-101 TECHNICAL REPORT,

NAMOYA PROJECT,

MANIEMA PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO.

Michael B. Skead, P. Geo.

Vice President, Exploration

Banro Corporation

March 30, 2007

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

TABLE OF CONTENTS

	SUMMARY	vii

1	INTRODUCTION	1

2	RELIANCE ON OTHER EXPERTS	3

3	PROPERTY DESCRIPTION AND LOCATION	4

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	4

5	HISTORY	4

6	GEOLOGICAL SETTING	4

7	DEPOSIT TYPES	5

8	MINERALIZATION	5

9	EXPLORATION	5
	9.1 Historical Exploration	5
	9.2 Recent Exploration	6
	9.2.1 Regional Work	6
	9.2.2 Prospect Scale	7

10	DIAMOND DRILLING	9

11	SAMPLING METHOD AND APPROACH	12
	11.1 Soil Geochemistry	12
	11.2 Trench, Channel and Rock Samples	13
	11.3 Adit Sampling	14
	11.4 Drill Core Samples	16

12	SAMPLE PREPARATION, ANALYSIS AND SECURITY	23
	12.1 Statement	23
	12.2 Sample Preparation and Analysis	24

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Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

	12.3 Quality Control Procedures	26
	12.4 Assessment of Quality Control Data	26
	12.4.1 Standard Samples	26
	12.4.2 Inter-laboratory Check Assays	28
	12.4.3 Duplicate Coarse Split	29
	12.4.4 Blank Samples	30
	12.4.5 Analytical Laboratory Quality Control	30

13	DATA VERIFICATION	31

14	ADJACENT PROPERTIES	32

15	MINERAL PROCESSING AND METALLURGICAL TESTING	32

16	MINERAL RESOURCE ESTIMATES	33
	16.1 Approach	34
	16.2 Database and Data Quality	35
	16.3 Relative Density Samples	36
	16.4 Geological Interpretation and Lode Identification	38
	16.5 Wireframing and Block Modelling	41
	16.6 Statistical Analysis of the Mineralized Data	41
	16.7 Geostatistical Analysis	45
	16.8 Grade Estimation	46
	16.9 Topography, Artisanal Excavation and Oxide/Transition Sub-models	47
	16.10 Mineral Resource Reporting	47
	16.11 Mineral Reserve Estimates	49

17	OTHER RELEVANT DATA AND INFORMATION: DR CONGO	50

18	INTERPRETATION AND CONCLUSIONS	51

19	RECOMMENDATIONS	54

20	BUDGET	55

21	REFERENCES	56

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

22	ACKNOWLEDGEMENTS	56

23	DATE AND SIGNATURE PAGE	57

24	CERTIFICATE OF QUALIFIED PERSON	58

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

LIST OF FIGURES

Figure 1: Africa Locality Plan	60
Figure 2: Location within the Democratic Republic of the Congo	61
Figure 3: Exploitation Permit Locations	62
Figure 4: Map of the Namoya Property	63
Figure 5: Landsat Imagery - Namoya Property	64
Figure 6: Geochemical Sampling Grids – Namoya Property	65
Figure 7: Drill Hole Locations Plan	66
Figure 8: Soil Geochemical Map – Namoya Property	67
Figure 9: 3rd Quarter Inter-laboratory Comparison Au<1.0 g/t SGS vrs Genalysis	68
Figure 10: 3rd Quarter Inter-laboratory Comparison Au>1.0 g/t SGS vrs Genalysis	68
Figure 11: 2nd Quarter Inter-laboratory Comparison Au<1.0 g/t SGS vrs Genalysis	69
Figure 12: 2nd Quarter Inter-laboratory Comparison Au>1.0 g/t SGS vrs Genalysis	69
Figure 13: Comparison of Duplicate Assays - Au<0.5 g/t	70
Figure 14: Comparison of Duplicate Assays – Au>0.5 g/t	70
Figure 15: Performance Chart of Blank Samples	71
Figure 16: Mwendamboko Mineralized Zones	71
Figure 17: Muviringu Mineralized Zones	72
Figure 18: Kakula Mineralized Zones	72
Figure 19: Namoya Summit Mineralized Zones	73
Figure 20: Namoya Mineralized Trend - 3D Snapshot	74

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

LIST OF TABLES

Table 1: Namoya Project: Current Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off	3
Table 2: Field Exploration Statistics – November 2004 to December 2006	6
Table 3: Diamond Drill Hole Specifications	10
Table 4: Soil Sampling Analytical Statistics	13
Table 5: Significant Trench Intersections	14
Table 6: Significant Adit Intersections	15
Table 7: Relationship Between Core Length and Sample Weight	16
Table 8: Drill Core Sampling Analytical Statistics	17
Table 9: Significant Drill Hole Intersections	17
Table 10: Statistics of Results of Standard Reference Samples	27
Table 11: Inter-laboratory Comparison: SGS Vrs Genalysis – 3rd Quarter 2006	28
Table 12: Inter-laboratory Comparison: SGS Vrs Genalysis – 2rd Quarter 2006	29
Table 13: Descriptive Statistics of Coarse Split Sample Pairs	30
Table 14: Results of Metallurgical Testwork	32
Table 15: Namoya Project: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off	34
Table 16: Average Rock Densities of Recent Core Holes	37
Table 17: Descriptive Statistics of Selected Mineralized Samples	42
Table 18: Applied High-Grade Capping	43
Table 19: Semi Variogram Model Parameters	46
Table 20: Mwendamboko Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off	48
Table 21:Kakula Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off	48
Table 22: Namoya Summit Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off	48
Table 23: Muviringu Prospect: Mineral Resource Estimates Using a 1.0 g/t Cut-Off	48
Table 24: Namoya Project: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off	49
Table 25: Summary of Mineral Resource Estimates for Namoya Using a 1.0 g/t Au Cut-Off	53
Table 26: Namoya Project Budget for 2007	55

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Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

LIST OF APPENDICES

Appendix I: Standards Control Graphs and Performance Charts
Appendix II: Statistical Graphs
Appendix III: Variogram Maps and Semi-Variogram Models
Appendix IV: Block Model Level Plans and Block Model Sections

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

SUMMARY

The Namoya Project consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the “DRC”) (Figures 1 to 3). Namoya Mining SARL, which is wholly-owned by Banro Corporation (“Banro”), has a 100% interest in the said permit. The Namoya property comprises five separate ore bodies: Mwendamboko and Muviringu to the northwest, Kakula in the centre and Namoya Summit and Filon B to the southeast (Figure 4).

The main rock unit of the mineralization has been described as “green schistose rock”; an essentially green, fine to very fine grained sericite schist with associated albite, quartz, chlorite and calcite. Quartz veins and quartz ‘stockworks’ cross-cut the majority of the host sediments which have also been intruded by quartz-feldspar porphyry. The quartz systems and its associated sediments host the primary gold mineralization.

This technical report summarizes the results of the 2006 exploration programme at Namoya and mineral resource update of the Namoya mineralization. This report is intended to comply with the requirements of National Instrument 43-101 (“NI 43-101”), including Form 43-101F1.

The most recent resource estimates for Namoya were completed in September 2006 following the completion of the second phase of drilling at the Mwendamboko, Muviringu, Kakula and Namoya Summit prospects. Seventy diamond drill holes totalling 9,442.21 metres and previously verified adit data were used in this remodelling exercise. As part of Banro’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 1,861 relative density measurements were taken from drill core at the deposits to convert volumes into tonnages.

The methodology employed in estimating the mineral resources utilised a 3-dimensional wireframe model of the mineralization interpreted with 0.5-1.0 g/t Au sample cut-off, defined first in plan using adit, trench and drill hole data, and on cross sections at 20-40 meter intervals. The

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

increased geological knowledge is a major constraining factor on the resource, rather than the simple mineralization constraint that was previously employed in the absence of geological data. The ore body models were constrained within the wire frame with primary block dimensions of 10 meters in the strike and cross structure directions, and 5 meters in the vertical direction.

Semi-variorums were constructed for each deposit using one metre sample composite of the gold values. Some structure was apparent in the along strike and down-dip directions, and a cringe interpolation algorithm was adopted for the estimates given in the Table below. The Inferred Mineral Resources generated for Muviringu employed the inverse distance weighting interpolation algorithm.

The recent topographic survey and in particular the updated pit survey at Mwendamboko have been used to deplete the models.

Ore classification was carried out using solid wireframes to flag blocks as Indicated and Inferred. The improved geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed resources to be classified with higher confidence.

Steffen, Robertson and Kirsten (UK) Ltd. (SRK), who undertook the initial data compilation in 1998 and followed it up with a valuation between 1999 and 2003, have reviewed the field work and the modelling and estimation procedures in respect of the Namoya Project and concur with the approach used by Banro.

The table below summarizes the current mineral resource estimates for Namoya using a 1.0 g/t Au block cut-off.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (MOunces)
Mwendamboko	Indicated	3.119	3.48	10.862	0.349
Mwendamboko	Inferred	2.319	4.57	10.603	0.341
Kakula	Indicated	2.539	2.70	6.849	0.220
Kakula	Inferred	0.749	3.19	2.393	0.077
Namoya Summit	Indicated	1.728	2.19	3.778	0.122
Namoya Summit	Inferred	1.051	2.32	2.437	0.078
Muviringu	Inferred	0.710	3.80	2.698	0.087
Total	Indicated	7.386	2.91	21.489	0.691
	Inferred	4.829	3.76	18.131	0.583
Tonnage and Ounces rounded to the nearest '000.

The estimates for the Indicated Mineral Resources at Namoya compared to the previous (June 2005) estimates are as follows:

Previous Estimates: 4.560 Mt at a mean grade of 2.97 g/t containing 13,543 kg gold.

Current Estimates: 7.386 Mt at a mean grade of 2.91 g/t containing 21,489 kg gold.

The increase in the metal content of the Indicated Resource in the current estimates relative to the previous estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

The current mineral resource estimates are encouraging in terms of the increase in the Indicated Resources, and gives a clear scope and direction to the Project.

It is recommended that the exploration programme at Namoya for 2007 should focus on the following:

•	Continue with regional exploration to define new targets.

•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Mineral Resources.

•	Diamond drilling to test the depth extensions of the advanced prospects of Mwendamboko, Kakula and Namoya Summit.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

•	Infill diamond drilling to upgrade the current Inferred Resources within the advanced prospects at Namoya to the Indicated category.

•	Continue with exploration drilling at the Muviringu and Filon B prospects in order to upgrade the current Inferred Resources at Muviringu to the Indicated Resource category and to generate additional Inferred Resources.

•	Completion of a scoping study to provide preliminary indications of the economic viability of the Namoya deposits.

•	Undertake an airborne geophysical survey to identify geophysical targets.

The budget for the Namoya Project for 2007 is US$5,543,877. A total of US$1,569,000 has been assigned to drilling which accounts for approximately 28% of the total budget. The actual expenditures incurred at Namoya during 2007 will be dependent on the exploration results achieved during 2007.

x

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

1	INTRODUCTION

The Namoya Project consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the “DRC”) (Figures 1 to 3). Namoya Mining sarl, which is wholly-owned by Banro Corporation (“Banro”), has a 100% interest in the said permit. The Namoya property comprises five separate ore bodies: Mwendamboko and Muviringu to the northwest, Kakula in the centre and Namoya Summit and Filon B to the southeast (Figure 4).

Alluvial deposits of gold were first discovered at Namoya in 1930 and mined between 1931 and 1947. Primary gold was also discovered during this period and underground mining commenced on the Filon B deposit in 1947. Further discoveries of primary gold mineralization were made at Mwendamboko, Kakula, Namoya Summit and Muviringu where selective mining and mine development were carried out. The majority of this mining was based on small-scale underground development along specific mineralized quartz veins or ‘stockwork’ zones. During the 1950s a small open pit was established on the summit of Mwendamboko. Mining ceased in 1961, although there remained substantial un-mined resources in the various deposits plus several untested mineralized targets. Limited regional and strike exploration appears to have been conducted since 1961.

In 1996, when Banro acquired control of the Namoya Project, it also acquired a vast library of exploration data accumulated throughout the century pertaining to the Namoya Project. Consolidation, computerisation, and interpretation of this data by CME & Company during 1997 and 1998 confirmed the five historical deposits; Mwendamboko, Muviringu, Kakula, Namoya Summit and Filon B hosting significant gold mineralization.

In December 1998, SRK was commissioned by Banro to conduct the exploration programme over the Namoya Project. However, due to political unrest in the DRC, which began in early August 1998, SRK was unable to conduct any fieldwork. The field team, which had already been mobilized to Johannesburg, was utilized to conduct a detailed geological investigation of the historical data. The main objective of this study

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

was to use the CME database in conjunction with available geological data to construct 3-D geological models for the deposits. These models would then be used to refine the resource estimates and produce a more detailed exploration programme for use when the situation in the DRC allowed access to the field.

Namoya Mining sarl commenced modern day exploration programme in November 2004 after the peace accord was signed in 2002 and President Joseph Kabila sworn in as the head of a transitional government in 2003. The initial exploration programme included gridding, soil sampling and regional scale mapping. A detailed adit sampling and mapping programme was initiated in early 2005 in order to (a) covert a significant portion of the resource from the Inferred to Indicated category, (b) gain an understanding on the controls and distribution of gold mineralization and (c) confirm the historical assay data. Over 40% of the historical adits and trenches were re-sampled and mapped. Comparison between historical and modern analytical results has shown that there is little variability and no evidence of bias between the two data sets. The adit re-sampling programme was successful in confirming the width and tenor of mineralization intersected in both trenches and adits and in converting 436,000 ounces of gold (4.56 million tonnes grading 2.97 g/t Au) from the initial 1,170,000 ounces (10.21 million tonnes grading 3.6 g/t Au) of Inferred Resource into the higher Indicated Resource category. The detailed mapping greatly improved the understanding on the controls of mineralization.

In November 2005, two Long-year 38 diamond drill rigs were mobilized to commence drilling on the identified historical targets and other targets outlined by the soil geochemical programme. By July 2006, 70 core holes totalling 9,442.21 metres (Phase I) had been completed and by September 2006 a resource update was completed (Table 1). By year-end, an additional 28 holes were completed in the newly identified targets and depth extensions to the known mineralization.

All fieldwork undertaken since the commencement of exploration in November 2004 has been determined to be compliant with National Instrument 43-101 (“NI 43-101”).

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 1: Namoya Project: Current Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (MOunces)
Mwendamboko	Indicated	3.119	3.48	10.862	0.349
Mwendamboko	Inferred	2.319	4.57	10.603	0.341
Kakula	Indicated	2.539	2.70	6.849	0.220
Kakula	Inferred	0.749	3.19	2.393	0.077
Namoya Summit	Indicated	1.728	2.19	3.778	0.122
Namoya Summit	Inferred	1.051	2.32	2.437	0.078
Muviringu	Inferred	0.710	3.80	2.698	0.087
Total	Indicated	7.386	2.91	23.816	0.691
	Inferred	4.829	3.76	18.131	0.583
Tonnage and Ounces rounded to the nearest '000.

This technical report summarizes the results obtained from the September 2006 mineral resource update and the results obtained from recent field exploration activity in Namoya. This report has been prepared by Banro pursuant to the requirements of NI 43-101 in connection with the filing by Banro of its annual information form relating to fiscal 2006. This report is intended to conform to Form 43-101F1.

The “qualified person” (as such term is defined in NI 43-101) responsible for supervising the preparation of this report is Michael B. Skead, P. Geo., Vice President, Exploration of Banro. Mr. Skead is a member of the Australasian Institute of Mining and Metallurgy (AusIMM). Mr. Skead has visited the Namoya Project on many occasions from October 2004 to date and reviewed the technical data at month-end technical meetings. The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by Banro’s geological staff based in Bukavu, DRC under the supervision of Mr. Skead.

2	RELIANCE ON OTHER EXPERTS

Not applicable.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

3	PROPERTY DESCRIPTION AND LOCATION

The Namoya Project is located in the northern part of Maniema Province in the east of the DRC, approximately 225 kilometres southwest of the town of Bukavu (Figures 1 and 2). The Namoya Project consists of one exploitation permit with an area centred at approximately 4.0º South and 27.5º East and covers an area of 174 km(2) (Figures 3 and 4). Namoya Mining sarl, which is wholly-owned by Banro, has a 100% interest in the said permit.

Additional information regarding the Namoya Project with respect to property description and location is set out in the technical report of Michael B. Skead dated March 30, 2006 and entitled “NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo” (the “March 2006 Technical Report”). A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Information regarding accessibility, climate, local resources, infrastructure and physiography is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

5	HISTORY

Information regarding Namoya’s exploration and mining history is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

6	GEOLOGICAL SETTING

Information regarding geology is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

7	DEPOSIT TYPES

Information regarding mineral deposit types is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

8	MINERALIZATION

Information regarding mineralization is out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com

9	EXPLORATION

The exploration on the Namoya Project has been divided into historical exploration and that carried out from November 2004 to December 2006 (Recent Exploration).

9.1	Historical Exploration

Historical exploration on the Namoya Project is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

All the available geological and assay information for the area comes from work conducted by the Compagnie Zairoise d’Enterprises Minières (Cobelmin). Cobelmin ceased operations in 1961 due to civil unrest, and no further work appears to have been conducted in the area since. Artisanal miners continue to work in the area to this day.

The historical exploration data includes:

•	10,820 prospecting samples from 1,237 pits over an area of 4.5 km(2);

•	519 samples from 12 trenches totalling 519 m;

•	10,144 samples from 103 adits and crosscuts totalling 8,530 m;

•	6,462 samples from 112 diamond drillholes totalling some 9,540 m; and

•	2,751 samples from four bench levels in the Mwendamboko open pit.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

9.2	Recent Exploration

Banro commenced an exploration programme at Namoya in November 2004. This section, together with section 10 (“Diamond Drilling”), section 11 (“Sampling Method and Approach”), section 12 (“Sample Preparation, Analysis and Security”) and section 13 (“Data Verification”) relate to the exploration work conducted by Banro on the Namoya Project from November 2004 to the end of December 2006.

9.2.1	Regional Work

The regional exploration activities involved prospecting on a property scale as well as more regional studies designed to assist with the overall understanding of the geology in the region. The program included the interpretation of Landsat imagery map, regional mapping and soil sampling. Table 2 shows exploration statistics.

Table 2: Field Exploration Statistics – November 2004 to December 2006

Period	Grid	Adit	Trench	Samples
	(km)	(m)	(m)	Soil	Rock Chip	Hand Specimens	Petrography		Adit	Trench
							Thin	Polished
Nov-Dec. '04	37.92	-	-	795	7	10	-	-	237	-
Jan-Dec. '05	80.30	2,144	2,234.12	3,386	524	43	45	12	2262	1,707
Jan-Dec. '06	313.33	61	2,532.54	5,953	152	9	32	12	64	2,537
Total	431.55	2,205	4,766.66	10,134	683	62	77	24	2,563	4,244

Landsat Imagery

A brief study of the Landsat data was conducted by SRK in 1998. Although the scale of the image is too small for detailed deposit scale work, some regional features were noted. The dominant trend throughout most of the region is northeast southwest, i.e. the Kibaran Metallogenic Province trend. This trend is present in the northern part of the image, throughout the Kamituga and Lugushwa Projects. There is a distinct and notable change in this orientation south of the Simunambi river where the major structures are oriented in a west-northwest-east-southeast

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

direction. This orientation is seen over the Namoya Project. Figure 5 displays the regional and local Landsat images with the structural lineaments and faults that were noted during this work.

Regional Mapping

To aid in developing the regional and deposit scale geology, artisanal pits and rock exposures were sampled and mapped. Regolith mapping and mapping of drainage paths have also been conducted. A total of 683 rock chip/channel samples were collected during the period under review (Table 2). In addition, petrographic studies involving 24 polished sections and 77 thin sections were undertaken (Table 2).

Soil Geochemistry

Six different grids (Namoya, Kankurube, Kibiswa, Musumbukutu, Matonga and Yovote ridge and spur) were sampled (Figure 6). Cross-lines were spaced between 80 and 160 metre intervals and varied in length between 1 and 4 km long. Soil geochemical samples are taken at 40 metre intervals along the cross-lines.

At the end of December 2006 field work, a total of 431.55 line kilometres had been cut and 10,134 (including 1,709 ridge and spur) soil geochemical samples collected and sent for analysis (Table 2). Only ridge and spur sampling was carried out on the Yovote grid. The soil geochemical grids were surveyed using differential GPS.

9.2.2	Prospect Scale

This involved exploring on a prospect scale and the studies designed to assist with the overall understanding of the geology of the prospects. The program included trenching and adit re-sampling and mapping. Table 2 shows exploration statistics.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Trenching

Trenching has been conducted over areas that display anomalous gold values resulting from the regional soil sampling, and also areas already defined by the historical studies and new targets generated by structural studies. Trenches were excavated by hand using picks and shovels until bedrock was intersected, generally at depths of 1-3 metres. The site geologist mapped all the trenches. A total of 4,766.66 metres of trenching were excavated and 4,244 channel samples were cut (Table 2). Channel samples were taken with a conventional hammer and chisel with 8-10 cm grooves cut in the floor of the trenches.

Adit Re-Sampling Programme

Adit re-sampling has been conducted in all accessible historical adits. The main objective of the adit re-sampling program was to confirm the tenor of grade and widths of mineralization as indicated in the historical data. The results obtained from the re-sampling programme are set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

The re-sampling program involved the use of a motorised saw, cutting consistent grooves 10 cm in width on one side of the adit at waist level. In selective zones, channels were made on either side of the adit walls. The 10 cm width cut in adit walls was to ensure that appropriate volume of material was sampled. 2,563 channel samples were cut from 40% of all historical adits (Table 2). Geological mapping was however carried out in all accessible drives and cross-cuts from the four prospects of Namoya Summit, Kakula, Muviringu and Mwendamboko. Detailed mapping of structure, alteration and mineralization was carried out in order to gain an understanding on the controls and distribution of mineralization. Statistically there is no apparent bias between historical and recent assays of the adits re-sampled.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

10	DIAMOND DRILLING

The first phase of the drilling at Namoya by Banro commenced in August 2005 and consisted of 70 diamond drill holes totaling 9,442.21 metres drilled parallel and close to or just below existing adit data. The drilling was designed first to test the accuracy and repeatability of the previous work and ultimately the validity of all the historical data and finally to increase the amount of Indicated Resource in the existing models.

This first phase confirmation-drilling programme was carried out on the 3 principal prospects of Mwendamboko, Kakula and Namoya Summit. Geosearch International Limited, an experienced drilling contract company based in South Africa, carried out the drilling programme on behalf of Banro using two Long-Year 38 rigs. The drill programme is fully helicopter supported, including rig moves. An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site.

All drill holes collars were surveyed with Real Time DGPS equipment. Drill holes collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. Orientation was carried out by the “Spear” method or other gravity-based Ezy Mark system.

As part of the second phase of drilling, 28 diamond drill holes totalling 5,652.43 metres were completed in December 2006. This phase of drilling was undertaken to follow-up newly identified targets and depth extensions to the known mineralization. Figure 7 shows the holes drilled to date at Namoya and Table 3 show the specifications of the drill holes.

Core recovery to date averages 88.53%. Most drill holes commence using PQ diameter, which is reduced to HQ and later NQ depending on the formation being drilled.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 3: Diamond Drill Hole Specifications

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZIMUTH	INCL.	No. of
	(UTM)	(UTM)	(UTM)	(m)	(o)	(o)	SAMPLES	PROSPECT
NDD001	9557636.1	560960.1	978.62	127.5	236	-51	146	MM
NDD002	9557677.8	560954.3	979.35	90.8	236	-49	93	MM
NDD003	9557715.8	560939.5	979.97	127.5	236	-48	147	MM
NDD004	9557585.9	560954.6	979.11	46.8	236	-50	56	MM
NDD004B	9557585.2	560953.5	979.13	128.3	236	-52	146	MM
NDD005	9557716.0	560940.0	979.88	157.7	236	-66	184	MM
NDD006	9557538.9	560961.1	978.80	101.0	236	-55	115	MM
NDD007	9557758.0	560926.1	993.00	136.9	236	-51	158	MM
NDD008	9557774.5	560945.6	993.09	170.1	236	-51	188	MM
NDD009	9557561.1	560996.2	956.06	155.1	236	-53	189	MM
NDD010	9557736.8	560896.6	992.57	76.7	236	-50	81	MM
NDD011	9557616.8	560997.2	956.64	199.7	236	-51	209	MM
NDD012	9557773.0	560888.5	993.99	103.7	236	-51	111	MM
NDD013	9557806.7	560852.3	1003.95	136.8	236	-50	151	MM
NDD014	9557697.2	560981.3	963.99	172.8	236	-54	184	MM
NDD015	9557985.9	560723.0	957.74	103.9	236	-50	114	MM
NDD016	9558011.4	560693.5	947.94	157.9	236	-53	186	MM
NDD017	9557937.6	560715.2	979.09	112.8	236	-51	119	MM
NDD018	9557655.1	560983.8	964.33	152.4	236	-53	164	MM
NDD019	9557906.9	560722.1	984.44	115.8	236	-52	134	MM
NDD020	9557877.6	560753.1	985.92	94.9	236	-51	118	MM
NDD021	9557867.5	560801.8	984.86	115.8	236	-52	158	MM
NDD022	9557837.1	560823.3	996.71	130.8	236	-51	188	MM
NDD023	9556902.1	561526.4	945.36	111.3	290	-50	153	KK
NDD024	9556938.7	561555.3	945.80	114.6	290	-70	147	KK
NDD025	9556978.7	561575.6	945.27	137.0	290	-59	182	KK
NDD026	9557020.0	561585.8	945.33	142.2	290	-57	200	KK
NDD027	9557057.9	561601.0	932.89	105.4	290	-51	142	KK
NDD028	9557046.2	561634.7	912.03	163.0	290	-54	191	KK
NDD029	9556279.9	561827.3	904.98	108.8	360	-55	128	KK
NDD030	9557011.2	561616.5	922.04	161.1	290	-52	217	KK
NDD031	9556279.7	561828.4	905.08	60.9	5	-65	76	KK
NDD032	9556966.9	561606.6	923.77	134.0	290	-52	165	KK
NDD033	9556925.5	561591.3	921.75	120.0	290	-65	151	KK
NDD034	9556513.4	561854.7	971.67	111.8	233	-53	123	NS
NDD035	9556447.6	561908.1	973.08	87.7	233	-59	109	NS
NDD036	9556513.4	561854.7	971.67	124.8	233	-58	158	NS
NDD037	9556457.6	561850.0	978.36	78.8	233	-60	97	NS
NDD038	9556493.8	561827.7	982.56	76.4	233	-52	99	NS
NDD039	9556512.9	561855.9	971.78	380.0	233	-53	467	NS
NDD040	9556593.7	561828.8	957.14	112.8	233	-50	153	NS
NDD041	9556571.8	561802.2	975.50	69.5	233	-55	115	NS
NDD042	9556541.6	561827.6	978.99	112.9	233	-54	146	NS
NDD043	9556561.8	561852.3	957.20	125.1	233	-50	186	NS
NDD044	9556529.0	561875.0	957.33	141.9	233	-57	238	NS
NDD045	9556491.6	561896.4	957.30	128.3	233	-60	180	NS
NDD046	9556470.1	561936.2	957.39	153.6	233	-65	237	NS
NDD047	9556505.3	561908.4	949.35	148.9	233	-78	227	NS
NDD048	9556469.6	561937.1	957.43	111.4	180	-55	153	NS

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZIMUTH	INCL.	No. of
	(UTM)	(UTM)	(UTM)	(m)	(o)	(o)	SAMPLES	PROSPECT
NDD049	9557118.6	561607.8	917.23	132.2	270	-51	193	KK
NDD050	9557161.4	561582.3	921.41	110.5	270	-50	170	KK
NDD051	9557237.6	561526.6	907.25	136.3	270	-51	202	KK
NDD052	9557201.8	561546.2	915.50	91.2	270	-52	120	KK
NDD053	9557277.6	561504.6	895.18	137.2	270	-52	166	KK
NDD054	9557116.9	561634.3	905.50	163.7	270	-54	206	KK
NDD055	9557147.6	561611.9	910.02	160.8	270	-55	232	KK
NDD056	9557198.6	561588.4	900.75	142.8	270	-53	187	KK
NDD057	9557236.9	561577.2	885.19	184.8	270	-52	237	KK
NDD058	9556953.3	561639.7	903.04	159.7	290	-51	213	KK
NDD059	9556998.2	561656.6	893.69	142.6	290	-51	189	KK
NDD060	9557500.8	560978.9	972.86	109.2	236	-52	133	MW
NDD061	9557708.6	560997.3	955.88	239.0	236	-63	307	MW
NDD062	9557740.7	560983.8	968.35	184.8	236	-55	192	MW
NDD063	9557888.4	560827.3	994.16	154.7	236	-55	156	MW
NDD064	9558020.6	560648.3	937.92	103.9	236	-52	117	MW
NDD065	9557933.3	560758.2	963.80	155.1	236	-52	161	MW
NDD066	9557887.1	560419.5	929.57	206.1	225	-51	212	MV
NDD067	9557767.6	560557.9	934.37	128.1	225	-50	119	MV
NDD068	9557034.7	561670.7	889.42	153.1	290	-57	146	KK
NDD069	9556562.8	561918.6	918.76	211.9	233	-50	191	NS
NDD070	9556556.5	561978.6	892.98	212.0	233	-53	190	NS
NDD071	9556587.4	561885.7	927.51	189.2	233	-50	173	NS
NDD072	9557827.2	560485.6	929.65	197.0	225	-50	187	MV
NDD073	9557766.6	560158.7	896.42	152.2	360	-50	143	MV
NDD074	9557740.6	560234.3	903.47	103.9	360	-50	87	MV
NDD075	9557682.9	561021.0	945.94	210.2	236	-54	188	MW
NDD076	9557733.1	561032.9	945.68	262.8	236	-60	248	MW
NDD077	9557084.2	560616.0	817.18	160.6	205	-50	137	SK
NDD078	9557054.4	560677.3	820.38	172.6	205	-56	167	SK
NDD079	9557794.2	560969.8	993.54	269.0	236	-56	262	MW
NDD080	9557795.6	560918.7	998.70	230.3	236	-56	220	MW
NDD081	9557767.6	561011.5	967.46	220.8	236	-59	188	MW
NDD082	9557686.1	560670.2	939.02	22.9	225	-50	16	MV
NDD083	9557686.3	560670.4	939.02	172.8	225	-60	166	MV
NDD084	9557917.3	560451.7	914.60	253.7	225	-50	239	MV
NDD085	9557840.3	560424.1	939.70	127.8	225	-50	134	MV
NDD086	9557799.5	560587.7	924.91	196.9	225	-53	200	MV
NDD087	9557097.8	561324.1	897.95	172.7	180	-50	173	KK
NDD088	9556611.2	561916.7	902.59	199.7	233	-53	187	NS
NDD089	9556425.6	562013.9	949.80	232.8	180	-55	227	FB
NDD090	9556410.6	561963.7	972.74	196.7	180	-57.5	183	FB
NDD091	9556410.6	561963.7	972.74	238.9	180	-62	228	FB
NDD092	9556590.0	561946.2	894.48	169.7	233	-50	151	NS
NDD093	9556584.7	562013.2	871.25	190.7	233	-50	187	NS
NDD094	9557107.0	560580.1	807.03	217.7	205	-50	216	SK
NDD095	9557642.0	560756.1	940.84	262.7	56	-50	256	MW
NDD096	9557640.7	560755.0	940.66	247.8	225	-60	237	MW
NDD097	9557713.5	560646.2	948.15	189.8	225	-60	174	MV

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

HOLE ID	NORTHING	EASTING	ELEVATION	EOH	AZIMUTH	INCL.	No. of
	(UTM)	(UTM)	(UTM)	(m)	(o)	(o)	SAMPLES	PROSPECT
NDD098	9557715.6	560697.6	947.83	175.9	225	-60	182	MV

Infill and extension drilling is currently in progress with holes designed to further test the depth and strike extensions of the existing geological model and provide assay data in areas of sparse data to raise the confidence of the modelled mineralized zones. Exploration drilling has also been designed to test new anomalies highlighted from the regional ground prospecting targets.

11	SAMPLING METHOD AND APPROACH

The information in this section of the report relates to Banro’s current exploration programme at Namoya.

11.1	Soil Geochemistry

A detailed soil geochemical sampling program was implemented as part of the regional programme. This survey involved gridding at 80 x 40 metres over the known mineralized trend. Outside the main corridor, ridge and spur soil sampling was introduced as a first pass target generation programme followed by soil sampling at 160 x 40 metres on the other grids. A total of 10,134 soil samples involving 431.55 km of gridding and including 1,709 ridge and spur soil samples were collected (Table 2).

Approximately 4 to 6 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. Features such as grid co-ordinates of each sample location, depth, colour of soil, horizon, grain size, fragments, slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standard formats. Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition the sample number and grid co-ordinates of each sample location are scribed

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

onto an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants.

The sample books are designed so that six (6) random numbers (i.e. six pages) per fifty (50) numbers have been removed from the books. This is done to ensure that standards, duplicates and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily field activities.

The soil samples are shipped to the Banro sample preparation facility in Bukavu, DRC. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and the problem rectified. Pulp samples of approximately 150 g each are shipped by DHL in batches to SGS in Mwanza. Tanzania.

The analytical statistics to the soil geochemical sampling programme is presented in Table 4. A soil anomaly map showing plus 100 ppb gold in soil is presented here as Figure 8.

Table 4: Soil Sampling Analytical Statistics

Prospect or Grid	Number of Samples	Gold (g/t)
		Minimum	Maximum	Mean	Std. Deviation
Soils	8,425	0.005	6.23	0.037	0.173
Ridge and Spur	1,709	0.005	0.77	0.015	0.026
Total	10,134

11.2	Trench, Channel and Rock Samples

Trench sampling is carried out by channelling a sample along the floor of the trench. Each channel is approximately 10 centimetres wide and 3 to 5 centimetres deep. Sampling is carried out “geologically”, i.e. sample intervals were determined by geological features, and not done simply

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

on a meter-by-meter basis. In homogeneous rock, the maximum sample interval is 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Sample weights are recorded and vary between 3 kilogram and 6 kilogram. Channel sample methodology is similar to that described for trenches above.

A total of 4,766.66 metres of trenches had been excavated by December 2006 and 4,244 trench samples collected. In addition, 683 channel/rock chip samples were collected during the period under review (Table 2).

Sample tickets and the paper trail of sample movement are as described in section 11.1. Significant analytical results to the trench sampling program are presented in Table 5.

Table 5: Significant Trench Intersections

DEPOSIT	TRENCH ID	FROM (m)	TO (m)	INT_LENGTH (m)	Au (g/t)
Kakula	KKT4D	29.00	38.00	9.00	10.08
Namoya Summit	NST3	6.00	12.00	6.00	1.33
	NST5	9.00	34.00	25.00	2.94
	NST4	0.00	4.00	4.00	27.33
	NST4	29.00	32.00	3.00	3.57
Mwendamboko	MBT2	0.00	5.00	5.00	2.31
	MBT3	0	59.00	59.00	2.79
	MBT4	35.00	36.90	1.90	1.30

11.3	Adit Sampling

As part of the historical data verification programme, the following field sampling methods were undertaken:

•	Adits and crosscuts totalling 2,205 metres were re-sampled and mapped and 2,563 samples were collected from Namoya Summit, Kakula, Muviringu and Mwendamboko (Table 2). This represents over 40% of the historical adits of the four prospects.

Sampling was carried out “geologically”, i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Table 6, shows the significant adit intersections.

Table 6: Significant Adit Intersections

DEPOSIT	HOLE ID	FROM (m)	TO (m)	INT_LENGTH (m)	Au (g/t)
Seketi	SB1065	0.0	3.8	3.8	3.91
	SB1065	173.7	177.0	3.3	4.70
	SB1065	234.0	243.0	9.0	1.28
Kakula	KK1200NS-W	125.0	139.0	14.0	1.94
	KK1200NS-W	179.0	192.0	13.0	4.12
	KK1200NS-W	260.0	269.0	9.0	2.06
Kakula	KK1200NS-W	283.0	287.0	4.0	3.51
	KK1200NE-W	1.0	16.0	15.0	5.02
	KK1200NE-W	35.0	52.0	17.0	1.97
	KTBNE-W	26.0	38.0	12.0	1.19
	KK4N-EA	1.0	3.0	2.0	1.44
	KK1240NS-WA	40.0	45.0	5.0	4.19
	KK1240NS-WA	48.0	57.0	9.0	2.55
	KK4N-W	7.0	20.5	13.5	1.84
	KK1240NS-WB	9.0	17.0	8.0	2.25
	KK3N-W	2.0	12.0	10.0	2.49
	KK3N-E	7.0	18.0	11.0	3.38
	KK6N-WB	0.0	4.0	4.0	3.38
	KK6N-WB	18.0	20.6	2.6	4.06
	KK5N-EA	0.0	8.0	8.0	3.78
	KK5N-EA	12.0	15.2	3.2	1.29
	KK5N-EB	0.0	5.0	5.0	3.65
	KK1240NS-W	0.0	13.0	13.0	5.95
	KK6N-WC	0.0	7.0	7.0	2.27
	KK6N-WC	11.0	17.0	6.0	1.3
	KK6N-WC	20.0	22.0	2.0	1.33
	KTBNW-WS	0.0	16.2	16.2	1.71
	K7S	50.0	70.0	20.0	3.57
Namoya Summit	NS7	9.0	26.0	17.0	4.52
	NS1	51.0	75.0	24.0	2.22
Mwendamboko	1200S-W	120.0	128.0	8.0	3.12
		145.0	153.0	8.0	2.49
		160.0	169.0	9.0	2.76
	1200SC-X1	8.0	15.3	7.3	1.92
		81.0	82.9	1.9	2.52
	1200N-E	231.0	236.6	5.6	7.09
		328.0	330.5	2.5	2.85
		338.0	342.0	4.0	3.74
		355.0	370.0	15.0	3.08
	1200NC-X1	7.0	12.0	5.0	0.83
		16.0	24.0	8.0	1.34
	G19N	46.0	58.0	12.0	1.13
	G23N	43.0	53.0	10.0	1.08
		71.0	83.0	12.0	1.73
Muvirngu	MV1S	31.0	33.0	2.0	6.14
	MV1S	51.0	54.0	3.0	10.19
		66.0	80.0	14.0	1.62
		99.0	102.0	3.0	1.20

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

DEPOSIT	HOLE ID	FROM (m)	TO (m)	INT_LENGTH (m)	Au (g/t)
		109.0	111.0	2.0	5.11
	1200S	0	5.0	5.0	4.37
Filon B		15.0	34.0	19.0	3.77

11.4	Drill Core Samples

The entire length of each drill hole was sampled, resulting in the collection of 16,974 samples from 15,094.64 metres of drill core. All sampling is carried out “geologically”, i.e. sample intervals are determined by geological features, and not done simply on a meter-by-meter basis.

In homogeneous rock, the maximum sample interval is 1 m. The minimum sample interval is 0.3 m. As shown in Table 7, 0.3 metres of split HQ core provide approximately 1.29 kg of material for analysis.

Table 7: Relationship Between Core Length and Sample Weight

Sample Length (HQ Core)	Weight of Sample*
1.00 m	4.30 kg
0.50 m	2.15 kg
0.30 m	1.29 kg

* Assumes 2 mm loss on cutting, and a RD of 2.7.

Veins, altered zones, or distinct geological units are sampled so that the contacts are a standard 2 cm within the sample boundaries. The drill core is usually marked-up by the geologist responsible and split in half using a diamond saw.

The samples were cut at site and shipped to the Bukavu, DRC sample preparation laboratory for processing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 grams fire assay. Analytical statistics for gold in drill core is presented in Table 8.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 8: Drill Core Sampling Analytical Statistics

No. of Samples	Gold (g/t)
	Minimum	Maximum	Mean	Std. Dev.
16,974	0.005	173.00	0.49	3.83

The width of the various Namoya ore bodies varies from less than a 1 m to 25 m (Table 9). The orientations of the ore bodies were determined from the initial detailed mapping of adits, trenches and modelling work carried out on the historical data of the deposits. Table 9 presents significant intersections from the drilling program.

Table 9: Significant Drill Hole Intersections

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
NDD001	20.82	41.03	20.21	15.76	4.45
Including	29.45	31.52	2.07	1.61	33.65
	75.95	78.00	2.05	1.60	7.43
NDD002	29.00	35.00	6.00	4.68	1.32
	56.05	63.00	6.95	5.42	2.99
	71.61	90.83	19.22	14.99	10.54
Including	83.00	87.00	4.00	3.12	37.53
NDD003	40.72	67.26	26.54	20.70	5.96
Including	41.43	43.00	1.57	1.22	9.95
	58.76	62.00	3.24	2.53	14.07
	64.82	67.26	2.44	1.90	30.65
NDD004B	37.87	43.82	5.95	4.64	3.55
	63.60	92.66	29.06	22.67	1.64
NDD005	12.50	16.86	4.36	3.40	4.39
	52.95	92.32	39.37	30.71	3.63
Including	59.73	64.30	4.57	3.56	6.09
	81.00	83.72	2.72	2.12	14.95
	130.79	136.06	5.27	4.11	2.46
NDD006	43.41	49.13	5.72	4.46	1.30
	79.52	83.02	3.50	2.73	3.56
NDD007	0.00	6.94	6.94	5.41	2.15
	79.94	82.00	2.06	1.61	28.72
	87.37	91.06	3.69	2.88	1.27
NDD008	0.00	9.67	9.67	7.54	1.86
	90.44	92.40	1.96	1.53	5.04
	110.23	124.25	14.02	10.94	9.20
Including	115.15	121.15	6.00	4.68	19.26
NDD009	82.71	85.91	3.20	2.50	1.24
	101.70	108.32	6.62	5.16	1.34
NDD010	3.00	4.63	1.63	1.27	2.81
	13.44	20.95	7.51	5.86	1.97
NDD010	42.30	54.66	12.36	9.64	16.66
Including	42.30	46.66	4.36	3.40	54.59
NDD011	58.68	61.00	2.32	1.81	2.22
	65.68	67.68	2.00	1.56	1.52
	73.40	77.36	3.96	3.09	5.83
	142.25	146.42	4.17	3.25	2.13
	174.94	176.63	1.69	1.32	35.13
NDD012	78.00	88.65	10.65	8.31	1.44
NDD013	58.81	60.00	1.19	0.93	15.55
	68.52	82.11	13.59	10.60	1.54
	67.69	77.12	9.43	7.36	9.68
Including	73.60	77.12	3.52	2.75	24.04
	137.82	151.20	13.39	10.44	4.85
NDD015	64.73	66.82	2.09	1.63	0.79
NDD016	109.67	114.80	5.09	3.97	2.67
	120.18	125.30	5.08	3.96	1.57
	135.28	136.20	0.95	0.74	2.99

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
NDD017	18.39	20.70	2.31	1.80	0.91
NDD018	19.04	21.37	2.33	1.82	1.06
	70.65	71.27	0.62	0.48	3.37
	76.90	78.56	1.66	1.29	0.99
	101.91	105.80	3.92	3.06	4.57
	122.15	126.80	4.62	3.60	7.16
	131.00	137.00	6.02	4.70	3.25
	144.40	152.40	7.98	6.22	38.63
Including	144.40	146.90	2.49	1.94	108.90
NDD020	92.00	93.00	1.00	0.78	1.02
NDD021	19.82	21.30	1.48	1.15	1.18
	47.82	50.25	2.43	1.90	3.90
	55.80	59.15	3.35	2.61	15.44
	67.65	81.85	14.20	11.08	1.61
NDD022	48.31	51.72	3.41	2.66	1.44
	65.50	67.00	1.50	1.17	2.50
	80.70	89.51	8.81	6.87	2.20
NDD024	53.80	69.51	15.71	12.25	2.77
Including	59.26	62.19	2.93	2.29	7.04
NDD025	51.40	52.20	0.80	0.62	9.79
	68.56	79.10	10.54	8.22	1.64
	85.00	91.60	6.60	5.15	1.28
NDD026	11.80	13.83	2.03	1.58	6.39
	31.60	47.34	15.74	12.28	7.46
Including	32.79	39.07	6.28	4.90	14.06
	52.52	57.31	4.79	3.74	1.21
	85.93	91.13	5.20	4.06	6.29
	99.57	109.00	9.43	7.36	8.25
Including	103.57	105.80	2.25	1.76	16.76
NDD027	37.86	40.95	3.09	2.41	3.75
	54.76	67.39	12.63	9.85	1.53
NDD028	55.10	62.20	7.10	5.54	16.01
NDD030	27.62	29.40	1.78	1.39	1.23
	36.81	37.90	1.09	0.85	1.60
	48.13	55.88	7.75	6.05	2.00
	72.78	74.90	2.12	1.65	1.50
	88.67	91.51	2.84	2.22	5.20
	97.00	107.40	10.40	8.11	4.50
Including	103.10	103.90	0.80	0.62	28.50
NDD032	75.40	90.68	15.28	11.92	1.68
	67.62	68.18	0.56	0.44	3.59
	71.20	72.91	1.71	1.33	3.15
	62.91	91.55	28.64	22.34	3.14
	Includes:
	62.91	66.00	3.09	2.41	7.05
	79.80	82.40	2.60	2.03	7.72
	85.96	87.58	1.62	1.26	5.67

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
NDD036	49.00	52.63	3.63	2.83	5.52
	62.56	80.32	17.76	13.85	5.27
	87.20	96.14	8.94	6.97	2.19
NDD037	27.88	44.05	16.17	12.61	3.14
NDD038	41.63	60.90	19.27	15.03	3.70
	Includes:
	42.86	47.00	4.14	3.23	8.71
NDD040	28.00	34.14	6.41	5.00	2.08
NDD041	10.60	16.92	6.32	4.93	1.05
	19.65	24.36	4.71	3.67	1.44
NDD042	29.55	34.02	4.47	3.49	2.47
	39.30	43.01	3.71	2.89	3.45
	46.13	53.73	7.60	5.93	14.04
	Includes:
	46.13	47.86	1.73	1.35	34.99
NDD043	32.64	34.78	2.14	1.67	1.47
	56.33	66.44	10.11	7.89	3.00
	Includes:
	58.00	60.49	2.49	1.94	7.02
	114.60	118.45	3.85	3.00	3.41
NDD044	76.90	87.83	10.93	8.53	7.13
NDD045	69.13	70.85	1.72	1.34	4.06
	77.14	89.46	12.32	9.61	3.62
NDD046	109.22	116.97	7.75	6.05	2.05
NDD047	100.50	117.74	17.24	13.45	3.09
	Includes:
	108.38	110.57	2.19	1.71	4.93
	129.60	133.30	3.70	2.89	2.01
NDD048	No significant intersection			0.00
NDD049	63.87	74.00	10.13	7.90	1.83
	77.38	84.76	7.38	5.76	3.78
NDD050	3.05	13.00	9.95	7.76	4.42
	37.57	39.86	2.29	1.79	0.86
	57.27	61.20	3.93	3.07	1.82
NDD051	22.14	23.67	1.53	1.19	5.31
	28.65	30.40	1.75	1.37	1.12
	38.45	39.40	0.95	0.74	3.69
	41.60	42.02	0.42	0.33	16.80
	57.40	59.10	1.70	1.33	5.75
NDD052	No significant intersection
NDD054	84.24	85.43	1.19	0.93	2.77
	100.51	107.47	6.96	5.43	1.47
NDD055	68.56	70.44	1.88	1.47	1.47
	78.74	80.53	1.79	1.40	25.73
	87.94	90.55	2.61	2.04	3.01
NDD056	No significant intersection
NDD057	6.76	7.79	1.03	0.80	2.81
	108.22	110.28	2.06	1.61	2.32
	114.38	116.29	1.91	1.49	30.64
	171.59	174.53	2.94	2.29	1.26
NDD058	21.43	26.16	4.73	3.69	1.00

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
	53.97	55.33	1.36	1.06	1.59
	97.70	102.14	4.44	3.46	15.85
NDD059	62.92	65.23	2.31	1.80	1.93
	98.90	101.18	2.28	1.78	0.96
	119.86	126.48	6.62	5.16	2.29
NDD060	No significant intersection
NDD061	100.28	103.40	3.12	2.43	1.08
	114.00	114.96	0.96	0.75	10.40
	160.52	163.08	2.56	2.00	1.55
	170.47	192.67	22.20	17.32	7.75
	Includes:
	182.30	191.42	9.12	7.11	16.14
NDD062	109.80	112.80	3.00	2.34	2.96
	125.80	131.53	5.73	4.47	7.81
	171.85	177.48	5.63	4.39	2.60
NDD063	123.90	130.70	6.80	5.30	1.98
NDD064	20.10	21.10	1.00	0.78	1.33
	82.52	85.83	3.31	2.58	8.60
NDD065	37.60	44.00	6.40	4.99	1.71
	60.00	61.04	1.04	0.81	1.56
NDD066	120.79	122.60	1.81	1.41	1.01
	129.34	139.73	10.39	8.10	6.63
NDD067	0.00	7.64	7.64	5.96	1.97
	28.30	30.64	2.34	1.83	0.96
	84.25	90.00	5.75	4.49	1.72
NDD068	76.58	80.16	3.58	2.79	2.09
	106.28	110.24	3.96	3.09	0.83
	117.24	119.00	1.76	1.37	3.47
NDD069	73.13	88.13	15.00	11.70	2.15
	91.25	93.20	1.95	1.52	1.01
NDD070	34.00	40.40	6.40	4.99	1.25
	93.50	94.56	1.06	0.83	5.77
	108.00	113.30	5.30	4.13	17.04
	158.42	160.20	1.78	1.39	13.61
	170.04	171.54	1.50	1.17	1.15
	185.04	186.58	1.54	1.20	3.84
	65.36	67.52	2.16	1.68	1.02
	112.30	117.48	5.18	4.04	2.17
	138.60	142.35	3.75	2.93	2.01
NDD072	60.68	62.50	1.82	1.42	3.03
NDD073	15.44	16.09	0.65	0.51	4.37
	39.83	41.55	1.72	1.34	1.34
	80.69	81.45	0.76	0.59	12.60
	100.36	101.36	1.00	0.78	2.33
NDD074	84.15	85.15	1.00	0.78	6.54
NDD075	79.32	82.10	2.78	2.17	0.71
	85.29	86.88	1.59	1.24	1.13
	133.00	134.51	1.51	1.18	13.96
	140.87	157.65	16.78	13.09	2.91

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
	Includes:
	150.00	151.00	1.00	0.78	25.10
	155.98	157.65	1.67	1.30	7.02
NDD076	148.23	149.10	0.87	0.68	1.42
	204.89	224.40	19.53	15.23	2.80
	Includes:
	213.68	216.87	3.19	2.49	6.44
	258.80	259.75	0.95	0.74	2.20
NDD077	23.18	24.18	1.00	0.78	2.29
	36.03	38.78	2.75	2.15	1.27
	47.46	60.74	13.28	10.36	1.54
	67.80	76.05	8.25	6.44	0.83
	84.05	87.05	3.00	2.34	0.83
	93.35	94.35	1.00	0.78	0.98
	129.75	136.68	6.93	5.41	5.65
NDD078	12.48	14.48	2.00	1.56	2.05
	35.73	39.60	3.87	3.02	0.99
	76.78	78.74	1.96	1.53	2.02
NDD079	2.30	9.33	7.03	5.48	0.76
	209.35	220.76	11.41	8.90	10.24
NDD080	75.30	77.21	1.91	1.49	1.26
	91.00	96.90	5.90	4.60	2.73
	147.12	152.58	5.46	4.26	3.05
NDD081	No significant intersection
NDD082	6.80	7.80	1.00	0.78	3.29
	14.25	22.85	8.60	6.71	1.09
NDD083	24.80	33.12	8.32	6.49	1.61
	44.28	52.78	8.50	6.63	1.33
	83.40	89.57	6.17	4.81	2.95
	95.00	96.00	1.00	0.78	1.01
	117.63	118.13	0.50	0.39	4.96
	123.50	125.50	2.00	1.56	1.63
	133.50	135.50	2.00	1.56	4.06
NDD084	128.05	130.00	1.95	1.52	0.71
	159.40	160.82	1.42	1.11	1.44
NDD085	35.80	37.80	2.00	1.56	1.14
	65.53	71.46	5.93	4.63	1.89
	75.74	76.46	0.72	0.56	5.79
	91.12	93.59	2.47	1.93	0.90
	101.05	105.18	4.13	3.22	1.04
	117.00	118.00	1.00	0.78	2.63
NDD086	47.78	49.11	1.33	1.04	1.84
	104.82	105.82	1.00	0.78	2.01
	122.51	123.51	1.00	0.78	0.95
	139.70	140.70	1.00	0.78	3.35
	143.34	144.40	1.06	0.83	1.54
	161.00	163.78	2.78	2.17	6.86
NDD087	169.78	170.78	1.00	0.78	5.87

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

	MINERALIZATION
HOLE ID	FROM	TO	LENGTH	TRUE WIDTH	Au
	(m)	(m)	(m)	(m)	(g/t)
NDD088	59.19	62.13	2.94	2.29	18.79
	69.16	70.85	1.69	1.32	1.34
	74.00	74.63	0.63	0.49	3.59
	134.00	135.43	1.43	1.12	2.64
NDD089	No significant intersection
NDD090	10.16	10.72	0.56	0.44	3.09
NDD091	No significant intersection
NDD092	80.70	88.70	8.00	6.24	5.84
	96.00	104.60	8.60	6.71	1.27
NDD093	115.15	147.25	32.10	25.04	3.93
	Includes:		6.90		10.66
	140.35	147.25		5.38
NDD094	No significant intersection
NDD095	0.00	2.95	2.95	2.30	2.54
	194.00	195.38	1.38	1.08	2.56
	213.70	214.70	1.00	0.78	2.81
NDD096	0.00	8.27	8.27	6.45	0.95
NDD097	3.00	4.14	1.14	0.89	1.30
	51.00	55.29	4.29	3.35	0.92
	60.78	65.90	5.12	3.99	1.46
	70.90	74.80	3.90	3.04	1.85
	128.54	130.18	1.64	1.28	1.30
	142.73	147.26	4.53	3.53	5.54
	151.26	153.26	2.00	1.56	3.85
NDD098	77.30	77.86	0.56	0.44	10.70
	85.00	87.47	2.47	1.93	2.09
	91.12	96.60	5.48	4.27	10.74
	102.86	114.00	11.14	8.69	1.99
	125.40	139.00	13.60	10.61	1.87
	141.50	159.06	17.56	13.70	3.51

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

12	SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1	Statement

Banro runs its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built the sample preparation facility for Banro. ALS Chemex management were on site to train Banro staff and commission the facility in September 2005. Analysis of samples is currently undertaken by the SGS laboratory in Mwanza, Tanzania which serves as the primary laboratory, and Genalysis in Western Australia serves as the umpire laboratory. Both SGS and Genalysis are internationally (NATA) accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

12.2	Sample Preparation and Analysis

The in-house sample preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits carried out by external consultants. The laboratory has been audited on separate occasions by the following: Tony Martin (SRK) in October 2005, Terence Howard (ALS) in February 2006, Theonest Bahemuka (SGS) in August 2006 and in November 2006 Martin Pittuck (SRK) reviewed the laboratory protocols and procedures.

All field samples are delivered to the Banro sample preparation facility in Bukavu, DRC. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the nuber of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist. Pulp samples, of approximately 150 g, are placed in brown packet envelopes, which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are routinely shipped in batches to either SGS in Mwanza, Tanzania or Genalysis in Perth, Australia in the case of inter-laboratory checks.

The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and an air compressor system all assembled in ‘20 footer’ and ‘40 footer’ steel containers.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crushers, all adit, trench and drill core samples are crushed to 80% passing 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800-1,500 g of material, which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

depending on the hardness of the sample to 90% passing 75 microns screen. Soil geochemical samples are oven dried and sieved to minus 2 mm before being pulverised. An average of 150 g split of the pulp is shipped to the SGS laboratory in Mwanza, Tanzania for analysis. An average of 250 samples is prepared each day from the in-house facility.

The crusher is thoroughly cleaned in between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced with the use of compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time.

The sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems – management requirements). All sections of the laboratory comply with the quality assurance procedures.

Three laboratories have been used for sample assaying since the commencement of exploration in Namoya in November 2004. The initial soil geochemical and trench samples were analysed by SGS in Mwanza, Tanzania while ALS Chemex, Johannesburg served as the umpire laboratory. Since March 2006, SGS in Mwanza, Tanzania has been used as the principal analytical laboratory and Genalysis in Perth, Australia as the umpire laboratory.

All gold analyses have been carried out using conventional 50 grams charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control. The author has reviewed the laboratory procedures of SGS-Mwanza.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

12.3	Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particle size and percentage passing of the crushed and pulverized material respectively.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely (12%) but randomly inserted into each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and crush duplicate split is also carried out at 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are predominantly sourced from Rocklabs Limited, New Zealand and occasionally from Geostats Pty Limited, Australia.

12.4	Assessment of Quality Control Data

Quality control procedures have been implemented in all stages of the sample preparation and analytical process. The quality control work includes the insertion of international reference samples, inter-laboratory checks, samples preparation laboratory duplicates, blanks, and the analytical laboratory’s internal checks. These are all described in detail in the following sections.

12.4.1	Standard Samples

Four analytical reference materials are inserted in a batch of 50 samples. The standard reference material is sourced from Rocklabs Limited, New Zealand and a few from Geostats, Australia. The standard reference samples are in pulp form and are supplied in plastic containers of 2.5 kg each, of both oxide and sulphide material with variable grade ranges. Twenty six variable grade ranges of standards have been inserted in various batches of samples submitted to the analytical laboratory. The standards are randomly inserted but of same quantity as the laboratory pulps, making it difficult for it to be detectable by the analytical laboratory.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Statistical assessment of the results of the standard reference data using the facilities in the Rocklabs Quality Control package has been completed. Table 10 gives basic statistics on the assaying of standard samples and Appendix I are precision control charts of the results of the various analytical standards.

The mean assay values for all standard reference material in relation to their respective reference value are considered to be within acceptable limits. Out of control points (Appendix I) reference material are usually re-analysed with the batch of samples. In general, the shape of the various charts and the low coefficient of variation (CoV), suggests that there is no analytical bias or no major control problems were encountered during the period and that SGS-Mwanza is producing assays of exceptional quality, an indication of excellent precision (Appendix I and Table 10).

Table 10: Statistics of Results of Standard Reference Samples

STD REFID	REF VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV
OXA26	0.080	14	0.070	0.110	0.086	0.014	0.163
OXA45	0.081	102	0.060	0.100	0.081	0.004	0.053
OXC44	0.197	151	0.160	0.230	0.201	0.011	0.055
OXD43	0.401	133	0.340	0.460	0.411	0.018	0.045
OXE42	0.611	117	0.570	0.660	0.611	0.021	0.034
OXF41	0.815	43	0.760	0.830	0.799	0.023	0.029
OXG46	1.037	24	0.980	1.120	1.021	0.039	0.038
OXH37	1.286	93	1.150	1.460	1.210	0.053	0.040
OXH52	1.291	17	1.230	1.360	1.301	0.032	0.024
OXI40	1.857	87	1.790	1.930	1.828	0.076	0.042
OXK35	3.489	32	3.200	3.650	3.480	0.10	0.030
OXL34	5.785	59	5.450	6.310	5.789	0.165	0.028
OXP50	14.890	249	14.000	16.400	15.135	0.363	0.024
SF23	0.831	79	0.770	0.890	0.815	0.025	0.030
SH24	1.326	39	1.250	1.390	1.311	0.031	0.024
SJ10	2.643	17	2.380	2.700	2.571	0.078	0.031
SJ22	2.604	173	2. 500	2.680	2.599	0.040	0.016
SK21	4.048	146	3.810	4.310	4.048	0.093	0.023
SL20	5.911	113	5.300	6.090	5.913	0.101	0.017
SN16	8.367	46	7.980	8.680	8.363	0.169	0.020
OXH19	1.344	4	1.260	1.370	1.310	0.050	0.038

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

STD REFID	REF VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV
0XL51	5.850	6	5.880	6.018	5.945	0.057	0.010
0XP32	14.99	5	14.350	15.100	14.700	0.320	0.020
OXP39	14.890	77	13.400	16.250	14.688	0.498	0.034
SJ32	2.645	10	2.520	2.732	2.598	0.057	0.022
SK33	4.041	12	3.880	4.090	3.979	0.068	0.017

12.4.2	Inter-Laboratory Check Assays

Statistical analyses of samples assayed at both SGS in Mwanza and Genalysis in Perth using the same assay methods have been undertaken (Tables 11 and 12). These were samples originally assayed by SGS-Mwanza. The pulps from a selection of samples were then dispatched to Genalysis-Perth for check assays by the same method (50 grams fire assay). The samples were submitted at the end of every quarter in batches of between 70 and 100 samples and with insertion of analytical standards.

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. The Mean Relative Differences (MRD) of the SGS and Genalysis result were calculated (Tables 11 and 12).

Table 11: Inter-laboratory Comparison – SGS Vrs Genalysis; 3rd Quarter

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	39	39		33	33
Min	0.010	0.010		1.010	1.080
Max	0.950	0.860		61.800	64.140
Mean	0.302	0.295		6.289	6.568
Std Dev	0.304	0.288		11.818	12.260
MRD	2.35%			4.34%

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 12: Inter-laboratory Comparison – SGS Vrs Genalysis; 2nd Quarter

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	69	69		14	14
Min	0.010	0.010		1.240	1.100
Max	0.820	0.760		15.600	15.580
Mean	0.188	0.176		6.917	7.200
Std Dev	0.204	0.203		6.055	6.23
MRD	6.59%			4.01%

As shown in Figures 9 to 12, the overwhelming bulk of results compared well and the relationship showed no significant variation with increasing grade (Tables 11 and 12). The MRD for the quarterly submissions for the less than 1.0 g/t analytical results is less than 7.0%, and for the analytical results greater than 1.0 g/t, the MRD is less than 5.0%. In the global sense, statistical comparison of the umpire laboratory (Genalysis-Perth) check against the primary laboratory (SGS-Mwanza) results indicated that there is no evidence of bias between SGS and Genalysis (Figures 9 to 12).

12.4.3	Duplicate Coarse Split

A total of 423 crush split (duplicate) included in routine sample batches were statistically reviewed (Table 13). A total of 89 (21%) of the duplicate split out of the 423 samples returned assay values of more than 0.5 g/t Au. One of the mineralized (>0.5 g/t Au) duplicate samples, which had greater than 100.0 g/t Au, did not repeat. This sample has been identified to be associated with sulphide vein. The outlier-sample was removed from the data prior to the generation of correlation graph and statistical analysis. Two correlation graphs (< 0.5 g/t Au and >0.5 g/t Au) were generated and both showed a very high correlation coefficient (Figures 13 and 14). The excellent correlation within the high-grade samples, indicate that there is no significant coarse gold component in the samples (Table 13).

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 13: Descriptive Statistics of Coarse Split Sample Pairs

	< 0.5 g/t Au	< 0.5 g/t Au	> 0.5 g/t Au	>0.5 g/t Au
	Original g/t Au	Duplicate g/t Au	Original g/t Au	Duplicate g/t Au
Number of Pairs	335	335	88	88
Minimum	0.005	0.005	0.500	0.220
Maximum	0.460	0.510	14.950	15.600
Mean	0.058	0.062	3.475	3.486
Standard Deviation	0.087	0.097	4.068	4.122

12.4.4	Blank Samples

There were 583 blank samples with a mean reference value of 0.0073 g/t Au and a maximum value of 0.06 g/t Au. These are made up of composited barren granite purchased from ALS Chemex — Mwanza laboratory, with assay values of less than the 0.01 g/t Au. Of the 583 blank samples, seven (1.00%) had a laboratory result, which were above the threshold value of 0.02 g/t Au (Figure 15). In two cases the laboratory results were up to 0.06 g/t Au. Three samples inserted prior to the ‘failed blanks’ all returned values of a lower grade than the failed blank samples. Therefore, it has been concluded that no contamination occurred in the sample preparation process. Furthermore, three samples on either side of the failed blanks within the batch were re-analysed. The author has checked the results of the re-analysed samples (including the failed blanks), and has confirmed that the failed blanks returned below detection assay values after re-assaying.

If control problems were detected, the samples or sample batches would be re-analyzed.

12.4.5	Analytical Laboratory Quality Control

Most laboratories have an established quality control routine, which will involve the insertion of standard, blank and duplicate samples into every assay batch. At SGS-Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50 samples. In addition, repeats are randomly inserted at a rate of 1 in 20 samples. If any significant discrepancies are found SGS-Mwanza claim that they re-assay the whole batch. The author has reviewed the laboratory procedures of SGS-Mwanza and is satisfied with its findings.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report.

Assessment of the principal analytical laboratory internal duplicates, blanks and standard show excellent accuracy and with very high precision, which indicate that there is no evidence of bias in the samples and that SGS-Mwanza is producing assays of high quality.

13	DATA VERIFICATION

The project database is stored in two separate forms: as Access Database file for the historical data and a series of Microsoft Excel Spreadsheets for the current data. The migration of all field data into the Century Database System is ongoing.

Logging data are currently entered manually from field logs. Palm-top computers have been acquired for data to be captured and download directly into the Century System Database.

Assay data is received from SGS-Mwanza and Genalysis-Perth in electronic format that are entered directly into the database.

All data is verified both against in-house and laboratory internationally recognised standards as described in section 12. All assay data is cross-referenced against sample numbers and field locations in order to make sure that the results make “geological sense”.

A technical meeting is held every month where Senior Project Geologists and Project Geologists present the technical data pertaining to their projects. At these technical meetings progress of the past month is reviewed, geological models and exploration technique are discussed and objectives for the following month set.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Michael B. Skead, P.Geo., Vice President, Exploration of Banro and the “qualified person” (as such term as defined in NI 43-101) responsible for supervising the preparation of this report, has verified all data pertaining to the Namoya Project.

14	ADJACENT PROPERTIES

There are no adjacent properties.

15	MINERAL PROCESSING AND METALLURGICAL TESTING

Twelve composite drill hole samples from the main deposits of Mwendamboko, Kakula and Namoya Summit were submitted to SGS Lakefield in South Africa for initial metallurgical testwork to determine the amount of contained gold that can be extracted using conventional carbon-in-leach (CIL) processing. The diagnostic testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments, and extraction of the associated gold by cyanidation/CIL.

Results from this testwork (which were announced by Banro in August 2006) are summarized in Table 14.

Table 14: Results of Metallurgical Testwork

		Head Grade		Metallurgical Recovery
Prospect	Sample No	Sample Type	(g/t)	(%)
Mwendamboko	NMTOX-01	Oxide	3.32	97.90
Mwendamboko	NMTOX-02	Oxide	4.31	97.57
Mwendamboko	NMTOX-03	Oxide	1.60	94.46
Mwendamboko	NMTOX-04	Oxide	2.06	96.61
Mwendamboko	NMTTR-01	Transitional	4.33	98.61
Mwendamboko	NMTTR-02	Transitional	3.30	97.59
Namoya Summit	NMTOX-05	Oxide	2.39	95.82
Namoya Summit	NMTOX-06	Oxide	4.52	97.57
Kakula	NMTOX-07	Oxide	10.45	99.61
Kakula	NMTOX-08	Oxide	2.76	98.01
Kakula	NMTTR-03	Transitional	3.57	97.48
Kakula	NMTTR-04	Transitional	3.00	96.35

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

The composite samples, which were approximately 10 kilograms each, consisted of representative oxide and transitional mineralization from the three main deposits at Namoya: Mwendamboko, Kakula and Namoya Summit. The oxides extend from 0 to 182 metres below surface (averaging 114 metres below surface) whilst the transitional material extends from 60 to 228 metres below surface (averaging 189 metres below surface).

Samples were sent to SGS Lakefield’s laboratory in Johannesburg, South Africa. Preparation involved the air-drying of the “as received” material. The individual samples were then crushed to 100% passing -1.7mm before being milled to 80% passing -75µm. The milled material was blended and split into representative sub-samples for the testwork. The testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments, and extraction of the associated gold by cyanidation/CIL. To quantify the gold that can be extracted via direct cyanidation, samples were cyanided. To quantify the gold that is preg-robbed, but is recoverable via CIL processing, a second sample was cyanided in the presence of activated carbon. The duration of the leaching was 24 hours.

SGS Lakefield’s laboratory is an internationally recognized metallurgical testing laboratory, independent of Banro and working to recognized quality assurance and quality control standards.

16	MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

Daniel K. Bansah is Banro’s Mineral Resource Manager. His responsibilities include resource modelling and grade estimation, and the reporting of estimated mineral resources for the Namoya Project. Mr. Bansah is a professional resource geologist with over 17 years experience with precious metal deposits and resource estimation techniques and is a “qualified person” as such term is defined in NI 43-101. Mr. Bansah is a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

Banro’s independent geological consultants, SRK, have reviewed the field work and the modelling and estimation procedures in respect of the Namoya Project and concur with the approach used by Banro.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Following the successful completion of the first phase of drilling at Namoya, mineral resource estimates were completed in September 2006 resulting in the estimates presented in Table 15.

Table 15: Namoya Project: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off

CLASS	TONNAGE (Tonnes)	GRADE (g/t Au)	METAL (Grams Au)	CONTAINED GOLD (Ounces)
Indicated	7,386,000	2.91	21,489,000	691,000
Inferred	4,829,000	3.76	18,131,000	583,000
Tonnage and Ounces rounded to the nearest '000.

This section of the report relates to these mineral resource estimates.

16.1	Approach

The adit, drill hole and trench data were transformed in the Datamine software and this was then used to plot the adits, trenches and drill holes on level plans and vertical sections. The mineralized zones were then outlined on plans, where the geology and grade distribution is well represented by the adits and then cross check with the vertical sections to produce a complete 3 dimensional picture of the mineralization. The mineralized outlines were largely based on a geological cut-off of 0.5 — 1 g/t Au but were also interpreted so as to ensure continuity between sections and plans. This process was repeated until a robust three-dimensional model of the mineralized zones had been created.

While the model was extended beyond the available information, the distinction between ‘Indicated’ and ‘Inferred’ Resources was made at approximately 40 and plus 40 metres respectively from the nearest drill hole, trench, or adit. In addition, in those areas where the interpretation is based on limited data, the entire deposit has also been classed as Inferred.

All the assays within the mineralized zones were composited to constant 1.0 metre lengths before undertaking statistical analyses on the gold grades. Histograms were generated from these to determine an appropriate top cut-off, and semi-variorums were created for the different mineralized zones and material type using the composite values.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

A block model of the various deposits was then created within the mineralized solids, along with a triangulated surface of the topography. The blocks were assigned grades using ordinary kriging for Mwendamboko, Kakula and Namoya Summit, and a two pass inverse distance weighting of the composited grades for Muviringu deposit. The first pass in this case was used to fill all the blocks in the solids. The second pass overwrote the first, using search radii based on the ranges evident in the omni-directional semi variogram of Mwendamboko.

16.2	Database and Data Quality

The historical work carried out at Namoya permit includes:

•	10820 prospecting samples from 1237 pits covering an area of 4.5 km(2);

•	519 samples from 12 trenches totaling 519 meters;

•	10144 samples from 103 adits and crosscuts totaling 8531.45 meters;

•	6462 samples from 112 diamond drill holes totaling 9538.61 meters; and

•	2751 samples from 4 bench levels in the Mwendamboko open pit.

The poor core recovery (20%) reported in historical diamond drill holes have allowed such data to be used only in the interpretation of geological and mineralization outlines and not for grade estimation in the current study. In principle, the adit sampling would have provided assays that are more representative but no detail sampling methodology was reported in the previous work. The accuracy and precision of the historical assay data was not studied in detail and as such an independent check sampling and analysis was required to increase the reliability of the adit data.

The results obtained from the re-sampling programme on the Namoya Project are set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Based on the re-sampling programme, mineral resource estimates for Namoya were published in July 2005. By the close of the field season in December 2005, 33 diamond drill holes were completed. By July 2006, 70 diamond drill holes totalling 9,442.21 metres had been completed

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

(Phase I) and by December 2006 an additional 28 drill holes (Phase II) were completed (Figure 7). Analytical results for the 28 holes had not been received by year-end to allow for them to be employed in a resource update.

The 70 Phase I drill holes and the previously verified adit and trench data have therefore been used in the current modelling and grade estimation exercise.

Sampling quality and laboratory quality control (QC) procedures were put in place to ensure data integrity and reliability. The QC procedures put in place include:

•	the submission of international reference material;

•	the insertion of blank samples;

•	the insertion of laboratory duplicates; and

•	umpire laboratory checks.

16.3	Relative Density Samples

Historical relative density testwork on the Namoya Project is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Banro’s approach to relative density (RD) determinations is undertaken at the following intervals in all drill holes:

•	Every 2 metres outside mineralized zones.

•	Every 1 metre within mineralized zones.

The following method is employed:

•	The geologist selects samples for RD measurements, and marks each sample position with an aluminium tag. The borehole number and depth are also written on the selected piece of core with a marker pen. In order to avoid bias when taking samples, the first piece of solid core weighing over 200 g after the metre mark is selected.

•	The depth of each sample and rock type is recorded by the geologist.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

•	The weight of the sample is recorded (Weight 1)

•	The sample is checked for porosity by placing the sample in water on the RD balance, and recording the increase in weight over a 3-minute period (Weight 2). If the sample absorbs more than a gram of water it is treated as porous.

•	The sample is dried in an oven, and then re-weighed (Weight 3). This enables the water content of the sample to be calculated:

(Weight 1 – Weight 3) x 100
Weight 1

•	If the sample is non-porous, it is then weighed in water using the RD balance (Weight 4). The Relative Density = Mass/Volume, i.e. RD = Weight 3/(Weight 3 – Weight 4)

•	If the sample is porous it is coated with varnish before weighing in water. The varnish is best applied with a brush, ensuring all cavities and irregularities are coated. When dry the sample is re-weighed in air to indicate the amount of varnish on the sample and the error this introduces into the calculation (Weight 5). However, tests have shown that about 1 g of varnish is required to thoroughly coat a 500 g piece of core, which introduces an insignificant error of about 0.2%.

•	The data recorded are entered into an Excel spreadsheet, designed to directly calculate the Relative Densities and moisture contents of the samples.

Recent testwork on density determinations have been undertaken. By following Banro’s density measuring procedures, density of 1,861 core samples of the various lithologic units from the three main prospects of Mwendamboko, Kakula and Namoya Summit were determined. Table 16 shows the average relative density of the composited samples of individual rock types from the 70 drill holes.

Table 16: Average Rock Densities from Recent Core Holes

Lithological Type	Number of Samples	Average Density (g/cm3) Base of Complete Oxidation	Number of Samples	Ave Density (g/cm3) Transition	Number of Samples	Ave Density (g/cm3) Fresh
Quartz Vein	115	2.62	49	2.64	-	-
Saprolitic Schist	12	2.27

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Lithological Type	Number of Samples	Average Density (g/cm3) Base of Complete Oxidation	Number of Samples	Ave Density (g/cm3) Transition	Number of Samples	Ave Density (g/cm3) Fresh
Chlorite Schist	826	2.53	400	2.70	31	2.72
Chlorite Schist + Qtz	281	2.55	97	2.65	-	-
Sericite Schist	268	2.47	43	2.68	-	-
Sericite Schist + Qtz	26	2.62	1	2.80	-	-
Dolorite Dyke	50	2.35	17	2.58	4	2.83
Graphitic Schist	153	2.57	99	2.78	12	2.77
QD/QP	6	2.46	16	2.69	-	-
QT	22	2.68	1	2.92	-	-
Undifferetiated Schist	65	2.37	3	2.37	-	-
Silicified Rock	16	2.48	4	2.59	-	-
Talc Chlorite Schist	21	2.48	10	2.64	-	-
Applied RD		2.47		2.57		2.70

16.4	Geological Interpretation and Lode Identification

The primary data was plotted in plan and in section, initially as a means of data validation and finally for geological and mineralization interpretation.

The geological aspects considered were lithological and the structural relationship to some faulting. Geological interpretation was carried out first in flitch plans at 25 to 50 metre intervals and on cross-sections at 20 to 40 metre intervals.

Interpretation of the Namoya mineralization was developed from 0.5 – 1.0 g/t Au sample cut-off interpreted boundaries. The model was divided into the four main deposits which were further spilt into zones (domains) as described below.

Mwendamboko

Mwendamboko is the most extensively explored deposit on the property. The mineralization extends for 650 metres along strike and is known to have been developed to a maximum depth of 768 m RL (1065 level Adit). The deposit has been modelled as three parallel tabular zones dipping steeply to the northeast (Figure 16).

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

The mineralized zone is up to 50 m wide near surface and splits in the south. Within the broad zone of mineralization, near the split, there is a distinct steeply plunging high-grade shoot, which has been drilled for depth extensions to the mineralization. The historical mining activity at Mwendamboko concentrated on the outcrop of this shoot.

The entrances to the adits are characterised by anomalous grade samples indicating the concentration of gold in the hillside soil or ‘regolith’. Although this was not accurately defined in the geological logs, the regolith layer will be reviewed and modelled in future with increase data density, as a layer up to 7 m thick extending up to 200 m downhill from the outcropping mineralization.

The inferred extent of the primary mineralization has been modelled down to 500m R.L. At this depth, the mineralization is considered open to the north, south and down dip. In the better-explored upper parts of the prospect, the intensity of mineralization and grade is seen to decrease towards the modelled strike extents. Nevertheless, the current drilling program has already demonstrated the potential for strike and depth extensions to the mineralization.

Muviringu

Muviringu has been interpreted to comprise parallel sheets of quartz veinlets and ‘stockworks’ generally less than 7 m in thickness, striking northwest southeast over a strike length of 280 m and dipping steeply to the southwest (Figure 17). The upper part of Muviringu occupies thicker zones, probably reflecting the effects of dispersion from weathering.

The density of information at Muviringu is such that the interpretation is quite subjective. There is no definite evidence for the strike and dip that has been modelled. The whole of this deposit has been classed as Inferred.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Recent field activity has demonstrated the existence of a westerly strike extension, which has been defined as Muviringu North. As part of the 2007 drilling program both the Muviringu prospect and Muviringu North will be fully evaluated.

Kakula

Kakula is interpreted to be a dilation caused by shear movement, resulting in en-echelon shape bending round to strike almost north south and dipping moderately to the east. The deposit has been modelled as a series of parallel tabular zones (Figure 18).

The Kakula deposit has a strike length of 400 metres and is less than 50 metres wide. Kakula is open down dip and to the southeast. There are indications that high-grade lenses exist within the modelled mineralized zones, which appear to strike parallel to the main shear zone and may represent smaller scale en-echelon dilations. The current drilling program will enhance the density of information, to permit modelling on this scale.

Namoya Summit

The Namoya Summit deposit has been modelled as two to three parallel tabular zones (as in Mwendamboko) striking northwest southeast and dipping moderately to the northeast (Figure 19).

These bodies measure 200 metres in strike and 180 m down-dip. The down-dip extent has been estimated, and the resource for this material classified as ‘Inferred’. These bodies are open along strike. The current drilling programme will investigate the depth and strike extensions to the mineralization.

Figure 20 is a 3-dimensional “snapshot” of the Namoya deposits showing the current interpretation of the geometry and situation of each of the mineralized zones.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

16.5	Wireframing and Block Modelling

Each domain of mineralization was considered independently for wireframing in such a fashion that simplicity of shape and size was maintained as far as possible.

Block modelling of the mineralization was created by ‘filling’ the respective wireframes with rectangular blocks. A strike: across strike: elevation configuration of 10:10:5 was utilised. Improved geometric representation of the mineralization was achieved by allowing sub-blocking along the boundaries to a minimum of 5 metres along strike and cross strike, and 2.5 metres in the vertical direction.

16.6	Statistical Analysis of the Mineralized Data

To yield common length samples for statistical analysis, and for that matter grade interpolation, all samples that locate with the mineralization envelopes were composited to 1.0 metre. This was done ensuring that lithological boundaries were not masked.

Descriptive statistics were calculated and statistical graphs produced as a measure of assessing:

•	The population characteristics of the mineralized grade distribution.

•	The presence of statistical domains.

•	The need, if any, to apply a top-cut during grade interpolation.

Table 17 outlines the summary (descriptive) statistics based on all selected samples of the individual deposits, and mineralization domains. The corresponding histogram, log histogram, cumulative frequency and log probability graphs are presented in Appendix II.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 17: Descriptive Statistics of Selected Mineralized Samples

FIELD n		MIN MAX	MEAN	VARIANCE		CoV	DESCRIPTION
AU	13346	0.01 302.00		2.01	95.26	4.86	Mwendamboko All Samples
AU	4873	0.01 302.00		4.06	228.16	3.72	Mwendamboko All Selected
AU	4872	0.01 302.00		4.39	273.35	3.77	Mwendamboko All Composite
AU	982	0.01 230.00		2.36	150.86	5.20	Mwendamboko Domain1
AU	2298	0.01 235.00		4.65	236.95	3.31	Mwendamboko Domain2
AU	1099	0.01 302.00		6.94	553.96	3.39	Mwendamboko Domain3
AU	447	0.01	49.00	1.13	14.26	3.35	Mwendamboko Domain4
AU	13	0.01	7.90	2.48	4.55	0.86	Mwendamboko Domain5
AU	5662	0.01 243.00		1.08	40.41	5.86	Kakula Combined Samples
AU	3185	0.01 160.00		0.72	31.82	7.87	Kakula All Drill hole
AU	2121	0.01 243.00		2.47	100.45	4.05	Kakula All Selected
AU	1869	0.01 243.00		2.40	78.52	3.69	Kakula Composite
AU	7	0.20	1.53	0.70	0.20	0.63	Kakula Domain4
AU	282	0.01	75.60	1.12	22.09	4.21	Kakula Domain5
AU	967	0.01 243.00		2.91	116.94	3.72	Kakula Domain6
AU	364	0.01 126.89		2.71	69.17	3.07	Kakula Domain7
AU	18	0.02	1.99	0.75	0.35	0.79	Kakula Domain8
AU	55	0.01	15.70	1.46	6.37	1.73	Kakula Domain9
AU	53	0.01	5.00	1.80	2.53	0.88	Kakula Domain10
AU	11	0.01	9.50	1.77	6.36	1.42	Kakula Domain11
AU	4141	0.01	85.00	0.71	9.33	4.28	NSummit All Samples
AU	905	0.01	85.00	2.46	27.46	2.13	NSummit All Selected
AU	691	0.01	56.64	2.24	16.63	1.82	NSummit Composite
AU	420	0.01	56.64	2.57	22.81	1.86	NSummit Domain1
AU	168	0.01	12.45	1.94	7.38	1.40	NSummit Domain2
AU	57	0.02	14.38	1.54	7.05	1.72	NSummit Domain4
AU	19	0.06	7.40	1.14	2.42	1.37	NSummit Domain5

The summary statistics show that the coefficient of variation (CoV) for all selected samples for the individual deposits is generally high (> 4.0), indicating a high degree of variability. Separating the data into composite samples for individual deposits, the CoV values reduce for most of the ore domains (Table 17).

The CoV after applying the top-cut is further reduced when the extreme values are capped. This indicates that the extremely high-grades are very discrete, and hence a higher-grade cap is warranted (Table 18). Variable high-grade capping was applied based on the log-histogram and statistical distribution of the samples within the individual domains.

Apart from the statistical approach to high-grade cutting, the spatial occurrence of the extremely high-grades were examined in relation to the surrounding samples.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 18: Applied High-Grade Capping

Prospect	Capping (g/t)
Mwendamboko Domain1	28.0
Mwendamboko Domain2	37.0
Mwendamboko Domain3	55.0
Mwendamboko Domain4	8.0
Mwendamboko Domain5	6.5
Kakula Domain5	7.0
Kakula Domain6	25.0
Kakula Domain7	18.0
Namoya Summit Domain1	12.5
Namoya Summit Domain2	10.0

For Mwendamboko domain 1, a high-grade assay cut of 28.0 g/t Au was applied representing greater than the 98th percentile of the mineralized gold population and affecting 13 (1.27%) composites out of the 1,018 samples. The data has a CoV of 5.20, which is typical of such an enriched zone and style of deposit, and indicates that significant grade variability will be an issue.

For Mwendamboko domain 2, a high-grade assay cut of 37.0 g/t Au was applied representing greater than the 97.5th percentile of the mineralized gold population and affecting 57 (2.47%) composites out of the 2,307 samples. The data has a CoV of 3.31, which is typical of such an enriched zone and style of deposit, and indicates that significant grade variability will be an issue.

For Mwendamboko domain 3, a high-grade cut of 55.0 g/t Au was applied representing greater than the 97.5th percentile of the mineralized population and affecting 35 composite samples out of the 1,076 samples. The data have a Cov of 3.39, which is relatively high, indicating that significant grade variability will be an issue.

For Mwendamboko domain 4, a high-grade assay cut of 8.0 g/t Au was applied representing greater than the 98th percentile of the mineralized gold population and affecting 9 (1.92%) composites out of the 468 samples. The data has a CoV of 3.35, which is typical of such an enriched zone and style of deposit, and indicates that significant grade variability will be an issue.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

For Mwendamboko domain 5, a high-grade assay cut of 6.5 g/t Au was applied representing greater than the 97.5th percentile of the mineralized gold population and affecting only 1 composite out of the 13 samples. The data has a CoV of 0.85, which is supported by the overall medium grade tenor of the zone.

For Kakula domain 5, a high-grade assay cut of 7.0 g/t Au was applied representing greater than the 98th percentile of the mineralized gold population and affecting only 4 (1.35%) composite out of the 296 samples. The data has a CoV of 4.21, which is typical of such an enriched zone and style of deposit, and indicates that significant grade variability will be an issue.

For Kakula domain 6, a high-grade cut of 25.0 g/t Au was applied representing greater than the 98th percentile of the population. Sixteen composites out of 1,010 samples were affected by the top-cut. The data showed CoV of 3.72 for this domain. Grade variability for this zone can therefore be expected to be high, which is supported by the high grade in some intercepts and the relative prevalence of visible gold occurrence in the drill core.

For Kakula domain 7, a top-cut of 18.0 g/t Au was applied representing greater than the 98th percentile of the population. Seven composites out of 400 samples were affected by the top-cut. The data showed CoV of 3.07 for this zone. Grade variability for this zone can therefore be expected to be high, which is supported by the high grade in some intercepts and the relative prevalence of visible gold occurrence in the drill core.

For Kakula domains 4, 8 and 11, no top-cut was applied. The data showed CoV of less than 1.0 for these zones. This is supported by the overall medium grade tenor of the zones.

For Namoya Summit domain 1, a high-grade cut of 12.5 g/t Au was applied representing greater than the 97th percentile of the population. Twenty composites out of 572 samples were affected by the top-cut. The data showed CoV of 1.82 for this zone. Grade variability for this zone can therefore be relatively moderate.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

For Namoya Summit domain 2, a high-grade cut of 10.0 g/t Au was applied representing greater than the 98th percentile of the population. Six composites out of 223 samples were affected by the top-cut. The data showed CoV of 1.40 for this zone. Grade variability for this zone can therefore be relatively low.

For Namoya Summit domains 3 to 7, a top-cut up to 7.5 g/t Au was applied representing greater than the 98th percentile of the population. Less than 4 composites samples were affected by the top-cut in each of these domains. The data showed CoV of less than 1.8 for these zones. Grade variability for these zones can therefore be expected to be low to moderate, which I supported by the low-grade tenor of the mineralization.

16.7	Geostatistical Analysis

Geostatistical analysis was carried out on the selected composite samples and for the various deposits. The variographic analysis undertaken was to determine the major and minor orientation of the mineralization and the search ellipse dimension required during grade interpolation. The following steps were employed:

•	Calculate a fan of variograms in the horizontal plane to determine trends and patterns in the gold distribution.

•	Calculate and model the down-hole variogram of the composite gold values to characterise the nugget effect.

•	Calculate a fan of variograms within the plane of maximum continuity to determine the directional variograms for the strike, cross strike and down-dip directions.

•	Model the directional variogram for the trend of maximum continuity and its orthogonal direction.

A semi-variogram map was first produced to determine trends and patterns in the gold distribution of the deposits. By starting with an azimuth of zero and moving in increments of 10o up to 180o and contouring the resulting variograms, ‘variogram maps’ were produced which demonstrated trends in the mineralization. The strike and cross strike directions were then determined from the ‘variogram map’.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

A semi variogram was calculated and modelled for the down-hole direction to determine the nugget effect.

Directional variograms were then constructed for all directions; along strike, cross strike, down-dip and omni-directional for Mwendamboko, Kakula and Namoya Summit (Table 19). During the directional variography, calculation and modelling of the relative and transformed variograms (pairwise and logarithmic) were also undertaken (Appendix III). Encouraging structure was obtained in the near surface closed spaced sample data. This was confirmed by cross-validation, resulting in ordinary kriging (OK) being used for grade interpolation in these zones. No anisotropy was determined in the Muviringu due to limited data and as such inverse distance weighting interpolation algorithm was employed in this zone, a function, which is reflected in the classification of mineral resource.

Table 19: Semi Variogram Model Parameters

Deposit	Nugget	Sill Structure 1	Sill Structure 2	Range 1	Range 2
Mwendamboko	16.3	17.7	20.8	10	30
Kakula	2.87	3.66	6.68	14	35
Namoya Summit	2.3	4.3	7.8	28	50

16.8	Grade Estimation

To assist the orientation of the search ellipse during grade interpolation, each block in the model was assigned an azimuth and dip value. These azimuths and dips were derived from a series of digitized plan and cross-sectional strings that trace the average trend of the mineralized structure. The strings were then used to interpolate local azimuth, dip and dip-direction values into the block model.

To insert grade values as attributes in each block, the ordinary kriging (OK) interpolation algorithm was used.

The grade interpolation procedure was conducted as a series of multiple loops. For a given run, all blocks with local dip and azimuth values that locate within a particular 10°- azimuth/dip window will be interpolated. Each zone was estimated separately such that only samples relating to a given zone/domain was used to interpolate grades into the blocks. In Muviringu where data density did not justify the use of kriging as an interpolation method, a two-pass inverse distance squared weighting was employed. The first pass in this case was used to fill all the blocks in the solids. The second pass overwrote the first, using search radii based on the ranges evident in the omni-directional semi variogram of Mwendamboko.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

16.9	Topography, Artisanal Excavation and Oxide/Transition Sub-models

Additional models were built that allow the insertion of various attributes such as above or below topography, oxide and transition or fresh material, and excavations due to conventional open pit and artisanal mining.

Conventional open pit mining was carried out at Mwendamboko between 1955 and 1961. Detailed survey of the open pit has allowed the depletion of the model due to the open stoping. Field inspection has indicated that artisanal mining has occurred on the high-grade section of the Filon B after the mine closure in 1961. In particular, the Filon B mineral resource has been assumed to be completely depleted but has been reviewed to guide the planning of the 2007 drilling programme.

16.10	Mineral Resource Reporting

Using the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, the mineral resources have been divided into Indicated and Inferred blocks. The geological knowledge and interpretation, data density data reliability and data quality, and continuity of the mineralization in the areas where adits and drill holes were heavily developed and drilled respectively, have allowed the resources to be classified with higher confidence. Other criteria include the number of composites used in estimating block grade and variogram models and ranges of the first structure in the multi structure models. In this classification:

Indicated Mineral Resources are kriged model blocks which have been interpolated by data within 40 meters in the plane of the structure.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Inferred Mineral Resources are 3D model blocks but lying outside the search area estimated from the variogram calculation and those blocks lying inside the search area which did not have the required number of points used to estimate a block grade.

Tables 20 to 24 summarize the current estimated mineral resources for Namoya using a 1.0 g/t Au cut-off for the individual deposits.

Table 20: Mwendamboko Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off

Material Type	Indicated			Inferred
	MTonnes	Grade (g/t)	MOunces	MTonnes	Grade (g/t)	MOunces
Oxide	2.205	3.45	0.244	0.097	2.17	0.007
Transition	0.877	3.38	0.095	0.877	2.17	0.061
Sulphide	0.037	8.65	0.010	1.345	6.31	0.273

Table 21: Kakula Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off

Material Type	Indicated			Inferred
	MTonnes	Grade (g/t)	MOunces	MTonnes	Grade (g/t)	MOunces
Oxide	2.046	2.56	0.169	0.103	1.94	0.006
Transition	0.468	3.14	0.047	0.231	2.54	0.019
Sulphide	0.025	5.36	0.004	0.415	3.87	0.052

Table 22: Namoya Summit Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off

Material Type	Indicated			Inferred
	Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces
Oxide	1.710	2.19	0.121	0.281	1.87	0.017
Transition	0.018	1.92	0.001	0.327	2.50	0.026
Sulphide				0.443	2.47	0.035

Table 23: Muviringu Prospect: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off

Material Type	Inferred
	Tonnes	Grade (g/t)	Ounces
Total	0.710	3.80	0.087

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 24: Namoya Project: Mineral Resource Estimates Using a 1.0 g/t Au Cut-Off

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (MOunces)
Mwendamboko	Indicated	3.119	3.48	10.862	0.349
Mwendamboko	Inferred	2.319	4.57	10.603	0.341
Kakula	Indicated	2.539	2.70	6.849	0.220
Kakula	Inferred	0.749	3.19	2.393	0.077
Namoya Summit	Indicated	1.728	2.19	3.778	0.122
Namoya Summit	Inferred	1.051	2.32	2.437	0.078
Muviringu	Inferred	0.710	3.80	2.698	0.087
Total	Indicated	7.386	2.91	21.489	0.691
	Inferred	4.829	3.76	18.131	0.583
Tonnage and Ounces rounded to the nearest '000.

The estimates for the Indicated Mineral Resources compare to the previous (June 2005) estimates as follows:

Previous Estimates: 4.560 Mt at a mean grade of 2.97 g/t containing 13,543 kg gold.

Current Estimates: 7.386 Mt at a mean grade of 2.91 g/t containing 21,489 kg gold.

The increase in the metal content of the indicated resource in the current estimates relative to the previous estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

The current mineral resource estimates are encouraging in terms of the increase in the Indicated Resources, and gives a clear scope and direction to the project.

16.11	Mineral Reserve Estimates

No mineral reserves have been estimated for the Namoya Project due to the lack of feasibility work to date. Preliminary indicative work suggests that the economics of an open pit mining operation would be robust.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

17	OTHER RELEVANT DATA AND INFORMATION: DR CONGO

The improving political, social and economic climate as a result of the current democratic dispensation is fostering peace in most parts of the DRC. The international community in establishing the democratic platform achieved significant milestones. These include the following:

•	December 2002: Peace accord signed between the government and rebel groups.

•	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005.

•	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups.

•	July 2003: DRC's total external debt reduced by 80% to US$2 billion.

•	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006.

•	February 2004: Setting up of a unified army integrating former political and other militia groups.

•	April 2004: Appointment of new governors by the transitional government.

•	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery.

•	November 2004: United Nations (MONUC) increases personnel to 16,700.

•	April 2005: FDLR agreed to demobilize in eastern DRC.

•	May 2005: Adoption by parliament of the new constitution.

•	June 2005: Beginning of electoral process and registration of voters.

•	February 2006: New constitution ratified in parliament.

•	Presidential and parliamentary elections were successfully held on July 30, 2006.

•	Presidential run-off and provincial elections were successfully held on October 29, 2006.

•	December 6, 2006: Joseph Kabila sworn in as the new president with a five-year mandate.

•	February 5, 2007: Appointment of new Ministers and Governors completed.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Taking in account the improving political situation, Banro is embarking on a plus US$30 million exploration programme in 2007 with respect to its Twangiza, Lugushwa, Namoya and Kamituga properties in the DRC.

Mining activities undertaken by Gecamines (the Copperbelt) and OKIMO (gold mining operations) have suffered from a lack of capital investment, particularly after the security situation deteriorated in 1990, such that the current total metal production capacity utilization is estimated at less than 10% of previous levels. It is estimated that Gecamines produced approximately 500Kpta of copper during the mid 1980‘s. Copper production in 1996 was approximately 30Kt, and this level of production has probably been maintained or exceeded slightly in recent years.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms.

International mining companies that have acquired mining interests in the copper belt include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda tailings) and American Mineral Fields (Kolwezi tailings).

Anglogold Ashanti, Goldfields and Moto Goldmines are other foreign companies actively undertaking exploration for gold in the DRC.

18	INTERPRETATION AND CONCLUSIONS

The geological model proposed herein is essentially a shear zone hosted, quartz ‘stockwork’ deposit. It is apparent that several phases of mineralization are present in the Namoya deposits. The current fieldwork will be adequate to separate these phases. Given the available data, Banro is reasonably confident in the validity of the proposed model.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Much of the work detailed above is based on historical data that has been verified by recent re-sampling mapping and infill diamond drilling activities. Data quality and data reliability issues have been studied, with no evidence of bias between the historical data and the modern sampling and laboratory methods. In particular, the accuracy and precision of the assay data has been studied in detail and independent check analysis have been undertaken. Sampling procedure and laboratory results have been checked. In principle, the adit re-sampling and diamond drilling programmes have provided assay results that are more reliable and have therefore provided increased confidence and solid backup to the thicknesses and grades of intersections used for the mineral resource estimates. In addition, independent geological consultants, SRK, who undertook the previous resource determinations for Namoya, have reviewed the field work and the modelling and estimation procedures in respect of the Namoya Project and concur with the approach used by Banro.

Gold mineralization is associated with quartz veins which occur close to the contact between psammitic and pelitic horizons and are dominantly confined in the more pelitic host rock. The improved geological understanding on the controls of mineralization has been utilised in the construction of 3-dimensional models.

The increase in the mineral resource estimates is encouraging, and gives a clear scope and direction to the project (Table 25).

The field exploration work undertaken from November 2004 to date is compliant with NI 43-101. The mineral resource estimates conform to the reporting standards of NI 43-101. The current mineral resource estimates are conservative due to the methodology employed in estimating the volume and grade of the depleted Mwendamboko high-grade material.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Table 25: Summary of Mineral Resource Estimates for Namoya Using a 1.0 g/t Au Cut-Off

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (MOunces)
Mwendamboko	Indicated	3.119	3.48	10.862	0.349
Mwendamboko	Inferred	2.319	4.57	10.603	0.341
Kakula	Indicated	2.539	2.70	6.849	0.220
Kakula	Inferred	0.749	3.19	2.393	0.077
Namoya Summit	Indicated	1.728	2.19	3.778	0.122
Namoya Summit	Inferred	1.051	2.32	2.437	0.078
Muviringu	Inferred	0.710	3.80	2.698	0.087
Total	Indicated	7.386	2.91	21.489	0.691
	Inferred	4.829	3.76	18.131	0.583
Tonnage and Ounces rounded to the nearest '000.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

19	RECOMMENDATIONS

It is recommended that the exploration programme at Namoya for 2007 should focus on the following:

•	Continue with regional exploration to define new targets.

•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.

•	Diamond drilling to test the depth extensions of the advanced prospects of Mwendamboko, Kakula and Namoya Summit.

•	Infill diamond drilling to upgrade the current Inferred Resources within the advanced prospects at Namoya to the Indicated category.

•	Continue with exploration drilling at the Muviringu and Filon B prospects in order to upgrade the current Inferred Resources at Muviringu to the Indicated Resource category and to generate additional Inferred Resources.

•	Completion of a scoping study to provide preliminary indications of the economic viability of the Namoya deposits.

•	Undertake an airborne geophysical survey to identify geophysical targets.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

20	BUDGET

The budget for the Namoya Project for 2007 is US$5,543,877 (Table 26). A total of US$1,569,000 has been assigned to drilling which accounts for approximately 28% of the total budget.

Table 26: Namoya Project Budget for 2007

(US$)
CAPITAL EXPENDITURES
FIELD CAMPS	13,000
TOTAL CAPITAL EXPENDITURES	13,000

OPERATING EXPENDITURES
FIELD CAMPS/HOUSES	128,400
GEOPHYSICS	66,350
REMOTE SENSING	14,500
SURVEYING	2,400
GEOCHEMISTRY	427,800
GEOLOGY	254,400
DRILLING	1,569,000
FEASIBILITY STUDIES	680,000
PROFESSIONAL FEES	1,200
BUSINESS PROMOTION	67,800
TRAVEL & SUBSISTENCE	873,800
OFFICE EXPENSES	2,400
COMMUNICATION	15,600
L0CAL SALARIES	134,050
EXPATRIATE SALARIES	154,404
RECRUITMENT & TRAINING	18,200
VEHICLES	44,900
SECURITY	284,700
TOTAL OPERATING EXPENDITURES	4,739,904

BUKAVU/KINSHASA ADMIN. SUPPORT	790,973

TOTAL BUDGET	5,543,877

The author considers that the proposed work program and budget are adequate and achievable and are consistent with the resource and exploration potential of the Namoya Project. The actual expenditures incurred at Namoya during 2007 will be dependent on the exploration results achieved during 2007.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

21	REFERENCES

Banro Congo Mining. Jan., 2005. Resource Modelling and Drillhole Planning - Status Report; Internal Company Report.

CME & Company. May 1998. Report on Data Compilation, Namoya Property, D. R. Congo. Prepared for Banro Resource Corporation.

CME & Company. 1997. Technical Evaluation of the Operations and Holdings of Sakima S.A.R.L., Zaire, Central Africa. Prepared for Banro Resource Corporation.

Skead, M. B. March 2006. NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo.

SRK. Dec., 1998. Geological Report, Namoya Mineral Property, Maniema Province, D. R. Congo. Prepared for Banro Resource Corporation.

SRK. Feb. 2005. NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo. Prepared for Banro Corporation.

22	ACKNOWLEDGEMENTS

This report is the combined work of the Namoya Mining sarl project team as listed below:

Michael B. Skead Daniel K. Bansah Howard Fall Peter Kersi Paul Mbuya Dastun Daud Mike Trenor	Vice President, Exploration (MAusIMM)
Mineral Resource Manager (MAusIMM)
Chief Geologist (MAusIMM)
Senior Resource Geologist (MAusIMM)
Project Geologist
Project Geologist
Plus 12 Congolese Geologists
Chief Surveyor

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

23	DATE AND SIGNATURE PAGE

The “qualified person” (as such term is defined in NI 43-101) responsible for supervising the preparation of this report is Michael B. Skead, P. Geo., who is the Vice President, Exploration of Banro. The effective date of this report is March 30, 2007.

Signed the 30th day of March, 2007.

(signed)     “Michael B. Skead”
Michael B. Skead, P. Geo.

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

24	CERTIFICATE OF QUALIFIED PERSON

I, Michael B. Skead, P. Geo., do hereby certify that:

1.	I am the Vice President, Exploration of Banro Corporation (“Banro”). I reside at 20 Roslyn Road, Rondebosch, Cape Town, Republic of South Africa.

2.

I am a graduate of University of Cape Town, Republic of South Africa with a B.Sc Honours degree in Geology (1987). I also have an MSc Degree from the Rhodes University, Republic of South Africa, in Mineral Exploration (1994). I have practiced my profession since 1988.

3.

I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Membership Number 2024032), and a member in good standing of the South African Council for Natural Scientific Professions (Membership Number 400311/05).

4.	I have experience with precious metal deposits. This includes the following:

•	Exploration for platinum group elements in the Bushveld Complex, Republic of South Africa.

•	Exploration for gold in Nevada and California – USA, Mexico, Irian Jaya – Indonesia, Barberton – Republic of South Africa and Tanzania.

•	Was instrumental in the discoveries of the Kukuluma and Matandani gold deposits in the Geita District – Tanzania, that ultimately lead to the Geita District becoming the largest gold producing district in East Africa.

5.

I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). I am responsible for supervising the preparation of each of the items of the technical report dated March 30, 2007 and entitled “Third NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo” (the “Report”).

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

6.

I have worked on Banro’s Namoya Project as an employee of Banro since November 2004 to the date of this certificate and I have reviewed geological, mineralogical and metallurgical reports in Banro’s library. I have personally visited the property on many occasions with the last visit on January 26, 2007.

7.	I am not independent of Banro as described in section 1.4 of NI 43-101 by virtue of being Vice President, Exploration of Banro.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Signed the 30th day of March, 2007.

(signed)     “Michael B. Skead”
Michael B. Skead, P. Geo.
Vice President, Exploration of Banro Corporation

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

N
MEDITERRANEAN SEA
RED SEA
TROPIC OF CANCER
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
ETHIOPIA
SOMALIA
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
GHANA
TOGO
BENIN
BURKINA FASO
NIGERIA
CENTRAL AFRICAN REPUBLIC
CAMEROON
EQUATOR
EQUATORIAL GUINEA
GABON
CONGO
UGANDA
KENYA
Goma
Bukavu
Kalima
Kamituga
Kinshasha
Matadi
RWANDA
BURUNDI
NAMOYA
TANZANIA
ATLANTIC OCEAN
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
ZAMBIA
MALAWI
INDIAN OCEAN
MOZAMBIQUE
ZIMBABWE
TROPIC OF CAPRICORN
NAMIBIA
BOTSWANA
SWAZILAND
SOUTH AFRICA
LESOTHO

0 500 1000 1500
Kilometres

BANRO CORPORATION

AFRICA
LOCALITY PLAN

NAMOYA PROJECT | **MARCH 2007**

Figure 1

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

N
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC
OCEAN
Bangui
Bondo
Gemena
Lisala
Bumba
Mungbere
Wamba
Tele
Bunia
Bafwasende
Kisangani
Beni
Kasese
Lubero
Mbandaka
Franceville
Goma
Kigali
Bukavu
Shabunda
Twangiza
Kindu
Kamituga
Bandundu
Lodja
Lugushwa
Bujumbura
Kalole
Namoya
Brazaville
Kinshasa
Ilebo
Lubefu
Kikwit
Lubao
Kalemie
Matadi
Kananga
Kabinda
Kabalo
Quimbele
Tshikapa
Lucapa
Kamina
Kolwezi
Likasi
Lubumbashi

0
250
500

BANRO CORPORATION

LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO

BANRO PROJECTS	MARCH 2007

Figure 2

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

N
28°00'E
28°30'E
Kingulube
Shabunda
PE 68
PE 40
PE 44
PE 41
PE 43
PE 42
TWANGIZA
PERMITS
3°00'S
PE 39
PE 36
Mwenga
Kamituga
PE 37
KAMITUGA
PERMITS
PE 2601
PE 238
PE 38
LUGUSHWA
PERMITS
Itula
3°30'S
Nzingu
Kalole
NAMOYA
PERMIT
PE 18

0 50
Kilometres

BANRO CORPORATION

EXPLOITATION PERMIT
LOCATIONS

BANRO PROJECTS	MARCH 2007

Figure 3

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

N
Luseko
Mitusi
Mwendamboko
Muviringu
Kakula
Namoya
Filon B
Namoya
Kama
Kilwe
Nalugo
Namoya
Kabukiji
Katanga
Kama
Katingilingi
Kama
0
2
Kilometres

LEGEND

Rivers

Roads and Villages

Property Boundary

Deposit Location and name

BANRO CORPORATION

MAP OF THE NAMOYA PROPERTY

NAMOYA PROJECT	MARCH 2007

Figure 4

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

N
NAM
Mwendamboko
Kakula
Mt Namoya

LEGEND

Faults	Lineaments
Outlines	Targets
Unknown outlines	Structural trends
Fold axes	Granites

BANRO CORPORATION

LANDSAT IMAGE
NAMOYA PROPERTY

NAMOYA PROJECT | MARCH 2007

Figure 5

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

N
Fly camp
Namoya Camp
Airstrip
0
1
2
4
kilometres

BANRO CORPORATION	GEOCHEMICAL SAMPLING GRIDS, NAMOYA PROPERTY	**MARCH 2007** **Figure 6**

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

N
Muviringu
Mwendamboko
Kakula
Seketi
Namoya Summit
Filon "B"
LEGEND
Holes not included in resource estimates
Holes used in current estimates
>250 ppb Au in soil
> 100 ppb Au in soil
0
250
500
Metres

BANRO CORPORATION

DRILL HOLE LOCATIONS PLAN, NAMOYA PROPERTY

MARCH 2007

Figure 7

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

N
Muviringu
Mwendamboko
Seketi
Kakula
Namoya Summit
Filon "B"
LEGEND
>250 ppb Au in soil
> 100 ppb Au in soil
0
250
500
Metres

BANRO CORPORATION	SOIL GEOCHEMICAL MAP, NAMOYA PROPERTY	MARCH 2007 Figure 8

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Figure 9: 3rd Quarter Inter-laboratory Comparison Au<1.0 g/t

Figure 10: 3rd Quarter Inter-laboratory Comparison Au>1.0 g/t

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Figure 11: 2nd Quarter Inter-laboratory Comparison Au<1.0 g/t

Figure 12: 2nd Quarter Inter-laboratory Comparison Au>1.0 g/t

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Figure 13: Comparison of Duplicate Assays – Au<0.5 g/t

Figure 14: Comparison of Duplicate Assays – Au>0.5 g/t

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Figure 15: Performance Chart of Blank Samples

Figure 16: Mwendamboko Mineralized Zones

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Figure 17: Muviringu Mineralized Zones

Figure 18: Kakula Mineralized Zones

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Figure 19: Namoya Summit Mineralized Zones

Banro Corporation - Namoya Mining sarl	NI 43-101 TECHNICAL REPORT

Figure 20: Namoya Mineralized Trend – 3D Snapshot

Appendix I

Standard Control Graphs and Performance Chart

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxA26
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxA45
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxC44
ppm Au
0.3
0.2
0.1
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxD43
ppm Au
0.5
0.5
0.4
0.3
Data
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxE42
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxF41
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxG46
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxH19
1.7
1.5
1.3
1.1
0.9
0.7
0.5
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxH37
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxH52
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxI40
ppm Au
Date
Moving Range Chart
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxK35
ppm Au
Date
Moving Range Chart
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxL34
6.4
6.2
6.0
5.6
5.4
5.2
5.0
ppm Au
Moving Range Chart
0.5
0.4
0.3
0.2
0.1
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxL51
6.4
6.2
6.0
5.8
5.6
5.4
5.2
5.0
ppm Au
Moving Range Chart
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxP32
ppm Au
Moving Range Chart
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxP39
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
OxP50
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SF23
ppm Au
Moving Range Chart
Abs Range ppm Au
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SH24
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SJ10
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SJ22
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SJ32
ppm Au
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SK21
ppm Au
Moving Range Chart

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SK33
ppm Au
Moving Range Chart

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SL20
ppm Au
6.4
6.3
6.2
6.1
6.0
5.8
5.7
5.6
5.5
5.4
Moving Range Chart
Sample

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SN16
ppm Au
9.0
8.5
8.0
7.5
7.0
Moving Range Chart
Sample

UNIVARIATE STATISTICS
Truncation
LOG GRADE
PROBABILITY

UNIVARIATE STATISTICS
Truncation
LOG GRADE
PROBABILITY

HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower
Upper
Mean
GRADE
LOG GRADE
PROBABILITY

HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower
Upper
Mean
GRADE
LOG GRADE
PROBABILITY

DEPOSIT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower
Upper
Mean
LOG GRADE
PROBABILITY

DEPOSIT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower
Upper
Mean
LOG GRADE
PROBABILITY

HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
LOG GRADE
PROBABILITY

HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
LOG GRADE
PROBABILITY

KAKULA DEPOSIT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Log Variance
Log Est Mean

KAKULA DEPOSIT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Log Variance
Log Est Mean

HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY

KAKULA DEPOSIT
UNIVARIATE STATISTICS
Truncation

KAKULA DEPOSIT
UNIVARIATE STATISTICS

KAKULA DEPOSIT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower
Upper
Mean
Var
Log Variance
Log Est Mean
LOG GRADE
PROBABILITY

KAKULA DEPOSIT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower
Upper
Mean
Var
Log Variance
Log Est Mean
LOG GRADE
PROBABILITY

HISTOGRAM
UNIVARIATE STATISTICS
Log Variance
PROBABILITY

UNIVARIATE STATISTICS
Truncation
GRADE
LOG GRADE
PROBABILITY

SELECTED SAMPLES
UNIVARIATE STATISTICS
Truncation
GRADE
LOG GRADE
PROBABILITY

HISTOGRAM — LOG HISTOGRAM — CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
GRADE
LOG GRADE
PROBABILITY

HISTOGRAM — LOG HISTOGRAM — CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
GRADE
LOG GRADE
PROBABILITY

NAMOYA SUMMIT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Transformation
Mean
Var
GRADE
LOG GRADE
PROBABILITY

NAMOYA SUMMIT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Transformation
Mean
Var
GRADE
LOG GRADE
PROBABILITY

Appendix III

Variogram Maps and Semi-Variogram Models

Kakula Prospect: Variogram Models

VARIOGRAM
0.00
0.25
0.50
0.75
1.00
1.25
0
50
100
150
200
250
DISTANCE
Azi / Dip
70.0 / 65.0
D
Directionless
Relative Variogram
Grade: AU
Variogram Model Parameters:
- no variogram model is currently defined.

VARIOGRAM
DISTANCE
0
50
100
150
200
250
100
200
D
D
S2
S1
Azi / Dip
76.0 / 65.0
D Directionless

Variogram Grade: AU

2 Structure Isotropic Model. Nugget – 26.0

Structure	Range	C Value	Sill
1	48.7	54.8	80.8
2	117.4	49.4	130.2

VARIOGRAM
0
1
2
3
4
5
6
DISTANCE
0
10
20
30
40
50
D
D
S2
S1
Azi / Dip
270.0 / 50.0
D
Directionless

Log Variogram Grade: AU

2 Structure Isotropic Model. Nugget - 0.23

Structure	Range	C Value	Sill
1	3.7	1.80	2.03
2	10.4	1.26	3.29

VARIOGRAM
0.00
0.25
0.50
0.75
1.00
1.2
0
10
20
30
40
50
DISTANCE
Azi / Dip
270.0 / 50.0
D Directionless
Relative Variogram
Grade: AU
Variogram Model Parameters:
- no variogram model is currently defined.

VARIOGRAM
DISTANCE
0.0
2.5
5.0
7.5
10.0
0
50
100
150
200
250
300
D
D
S1
S2
Azi / Dip
160.0 / 0.0
D Directionless

Log Variogram Grade: AU

2 Structure Isotropic Model: Nugget - 1.59

Structure	Range	C Value	Sill
1	28.7	2.37	3.98
2	50.3	2.14	6.10

VARIOGRAM
0.00
0.25
0.50
0.75
1.00
1.25
1.50
0
50
100
150
200
250
300
DISTANCE
Azi / Dip
160.0 / 0.0
D Directionless

Relative Variogram Grade: AU

Variogram Model Parameters:
- no variogram model is currently defined.

Mwendamboko Prospect: Variogram Models

VARIOGRAM
DISTANCE
0
2
4
6
8
10
0
50
100
150
200
250
D
D
S2
S1
Azi / Dip
55.0 / 80.0
D Directionless
Log Variogram
Grade: AU
2 Structure Isotropic Model. Nugget - 1.12
Structure Range C Value Sill
1 68.4 2.24 3.37
2 104.3 4.87 8.24

VARIOGRAM
0.00
0.25
0.50
0.75
1.00
1.25
1.5
0
50
100
150
200
250
DISTANCE
Azi / Dip
55.0 / 80.0
D
Directionless

Relative Variogram   Grade: AU

Variogram Model Parameters:
- no variogram model is currently defined.

VARIOGRAM
DISTANCE
Azi / Dip
D
Directionless
S2
S1
0
1
2
3
4
5
6
7
8
9
10
0
10
20
30
40
50

Log Variogram Grade: AU

2 Structure Isotropic Model. Nugget - 0.55

Structure	Range	C Value	Sill
1	3.6	2.03	2.58
2	9.4	0.84	3.42

VARIOGRAM
0.00
0.25
0.50
0.75
1.00
0
10
20
30
40
50
DISTANCE
Azi / Dip
235.0 / 53.0
Directionless
Relative Variogram
Grade: AU
Variogram Model Parameters:
- no variogram model is currently defined.

VARIOGRAM
0.00
0.25
0.50
0.75
1.00
1.25
1.5
0
20
40
60
80
100
120
140
160
180
200
DISTANCE
Azi / Dip
145.0 / 0.0
D Directionless

Relative Variogram Grade: AU

Variogram Model Parameters:
- no variogram model is currently defined.

VARIOGRAM
DISTANCE
S2
S1
D
Azi / Dip
145.0 / 0.0
Directionless
0
100
200
300
20
40
60
80
100
120
140
160
180
200

Variogram Grade: AU

2 Structure Isotropic Model. Nugget – 14.9

Structure	Range	C Value	Sill
1	47.6	187.5	202.4
2	75.3	152.7	365.1

Namoya Summit Prospect: Variogram Models

VARIOGRAM
DISTANCE
S1
S2
Azi / Dip
60.0 / 60.0
Directionless

Log Variogram Grade: AU

2 Structure Anisotropic Model, Nugget = 0.51

Structure	Range X	Range Y	Range Z	C Value	Sill
1	49.0	48.1	50.0	1.74	2.25
2	80.6	79.6	80.6	1.25	3.50

VARIOGRAM
0.00
0.25
0.50
0.75
1.00
1.25
0
50
100
150
200
DISTANCE
Azi / Dip
60.0 / 60.0
Directionless

Relative Variogram Grade: AU

Variogram Model Parameters:
- no variogram model is currently defined.

VARIOGRAM
DISTANCE
D
D
S2
S1
Azi / Dip
60.0 / 60.0
D Directionless
0
5
10
15
20
25
30
50
100
150
200

Variogram Grade: AU

2 Structure Isotropic Model. Nugget = 1.0

Structure	Range	C Value	Sill
1	33.7	9.1	10.1
2	49.0	6.6	16.7

VARIOGRAM
DISTANCE
0
1
2
3
4
10
20
D
D
S2
S1
Azi / Dip
235.0 / 55.0
Directionless

Log Variogram Grade: AU

2 Structure Isotropic Model. Nugget - 0.43

Structure	Range	C Value	Sill
1	3.0	1.31	1.74
2	11.6	1.32	3.06

VARIOGRAM
1.00
0.75
0.50
0.25
0.00
0
10
20
DISTANCE
Azi / Dip
235.0 / 55.0
D
Directionless

Relative Variogram Grade: AU

Variogram Model Parameters:
- no variogram model is currently defined.

VARIOGRAM
DISTANCE
0
10
20
30
D
S2
S1
Azi / Dip
235.0 / 55.0
0 Directionless

Voriagram Grode: AU

2 Structure Isotropic Model Nugget - 1.7

Structure	Range	C Value	Sill
1	3.7	18.3	20.1
2	5.7	13.9	34.0

VARIOGRAM
DISTANCE
S2
S1
Azi / Dip
150.0 / 0.0
Directionless

Log Variogram Grade: AU

2 Structure Isotropic Model Nugget = 1.54

Structure	Range	C Value	Sill
1	45.7	1.47	3.01
2	83.8	0.86	3.87

VARIOGRAM
0.00
0.25
0.50
0.75
1.00
1.25
0
50
100
150
200
250
DISTANCE
Azi / Dip
150.0 / 0.0
D
Directionless

Relative Variogram   Grade: AU

Variogram Model Parameters:
- no variogram model is currently defined.

NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
MODEL FLITCH PLAN
LEVEL 836
-20 0 20 40 60 80

NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
MODEL FLITCH PLAN
LEVEL 876
-20 0 20 40 60 80

NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
MODEL FLITCH PLAN
LEVEL 916

NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 2
1000
900
800
700
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 3
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
900
800
700

1000
900
800
700
NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 4
-20 0 20 40 60 80
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 5
-20 0 20 40 60 80
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
1000
900
800
700

NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 6
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
1000
900
800
700
-20
0
20
40
60
80

1000
900
800
700
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 7
-20 0 20 40 60 80
SCALE 1:1000 Metres

1000
900
800
700
NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION B
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

1000
900
800
700
NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 9
-20 0 20 40 60 80
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

1000
900
800
700
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 10
-20 0 20 40 60 80
SCALE 1:1000 Metres

1000
900
800
700
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 11
-20 0 20 40 60 80
SCALE 1:1000 Metres

560700
557850
560750
557900
560800
560850
557950
1000
900
800
700
NAMOYA MINING SARL
MWENDAMBOKO PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 12
-20 0 20 40 60 80
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

561500
561600
561700
557200
557100
557000
NAMOYA MINING SARL
KAKULA PROSPECT
MODEL PLANS
LEVEL 886
-20 0 20 40 60 80
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

561500
561600
557200
557200
557100
557100
557000
557000
556900
561500
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
NAMOYA MINING SARL
KAKULA PROSPECT
MODEL PLANS
LEVEL 908
-20 0 20 40 60 80
SCALE 1:1000 Metres
Datamine
Date
Designed
Checked
Drawing No
Drawn
Approved

561400
561500
561600
557100
557000
556900
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
NAMOYA MINING SARL
KAKULA PROSPECT
MODEL PLANS
LEVEL 946
-20 0 20 40 60 80
SCALE 1:1000 Metres
Datamine
Designed
Checked
Drawing No
Drawn
Approved

900
800
700
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
3.0 5.0
5.0 +
NAMOYA MINING SARL
KAKULA PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 1
-20 0 20 40 60 80
SCALE 1:1000 Metres
Date
Designed
Checked
Drawing No
Drawn
Approved

NAMOYA MINING SARL
KAKULA PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 2
SCALE 1:1000 Metres
900
800
700
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
3.0 5.0
5.0 +

NAMOYA MINING SARL
KAKULA PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 3
SCALE 1:1000 Metres
Datamine
Date
Designed
Checked
Drawing No
Drawn
Approved
AU
FROM TO
900
800
700

900
800
700
NAMOYA MINING SARL
KAKULA PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 4
-20 0 20 40 60 80
SCALE 1:1000 Metres
Datamine
Date
Designed
Checked
Drawing No
Drawn
Approved
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
3.0 5.0
5.0 +

900
800
700
NAMOYA MINING SARL
KAKULA PROSPECT
DRILL HOLE & MODEL PLOT
SECTION 6
-20 0 20 40
AU
FROM TO

556600
556500
556400
NAMOYA MINING SARL
NAMOYA SUMMIT
MODEL FLITCH PLAN
LEVEL 877
-20
0
20
40
60
80
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

NAMOYA MINING SARL
NAMOYA SUMMIT
MODEL FLITCH PLAN
LEVEL 917
-20 0 20 40 60 80
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

NAMOYA MINING SARL
NAMOYA SUMMIT
MODEL FLITCH PLAN
LEVEL 957
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

1000
900
800
700
NAMOYA MINING SARL
NAMOYA SUMMIT
DRILL HOLE & MODEL SECTION
SECTION 1
-20 0 20 40 60 80
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

900
800
700
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
NAMOYA MINING SARL
NAMOYA SUMMIT
DRILL HOLE & MODEL SECTION
SECTION 2
-20 0 20 40 60 80
SCALE 1:1000 Metres

NAMOYA MINING SARL
NAMOYA SUMMIT
DRILL HOLE & MODEL SECTION
SECTION 3
SCALE 1:1000 Metres
-20 0 20 40 60 80
900
800
700
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +

NAMOYA MINING SARL
NAMOYA SUMMIT
DRILL HOLE & MODEL SECTION
SECTION 4
SCALE 1:1000 Metres
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
1000
900
800
700

1000
900
800
700
AU
FROM TO
0.0 0.5
0.5 1.0
1.0 2.0
2.0 5.0
5.0 +
NAMOYA MINING SARL
NAMOYA SUMMIT
DRILL HOLE & MODEL SECTION
SECTION 5
-20 0 20 40 60 80
Date
Designed
Checked
Drawing No
Drawn
Approved